================================================================================



[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]



================================================================================

================================================================================


                                  DOUG J. DUNN
                                  PRESIDENT &
                            CHIEF EXECUTIVE OFFICER
                                      ASML

                              RUSSELL G. WEINSTOCK
                            CHIEF FINANCIAL OFFICER
                                      SVG


[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

================================================================================

"SAFE HARBOR" STATEMENT UNDER THE U.S. PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995:

THIS PRESS RELEASE CONTAINS CERTAIN "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ARE NATURALLY SUBJECT TO UNCERTAINTY AND CHANGES IN CIRCUMSTANCES. ACTUAL RESULTS MAY VARY MATERIALLY FROM THE EXPECTATIONS CONTAINED HEREIN. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN INCLUDE STATEMENTS ABOUT FUTURE FINANCIAL AND OPERATING RESULTS AND BENEFITS OF THE PENDING MERGER BETWEEN ASML AND SVG. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED HEREIN INCLUDE: THE INABILITY TO OBTAIN REGULATORY APPROVALS; ACTIONS OF THE US, FOREIGN AND LOCAL GOVERNMENTS; THE INABILITY TO SUCCESSFULLY INTEGRATE THE BUSINESSES OF ASML AND SVG; COSTS RELATED TO THE MERGER; LABOR INTEGRATION ISSUES; THE ECONOMIC ENVIRONMENT OF THE SEMICONDUCTOR INDUSTRY; AND THE GENERAL ECONOMIC ENVIRONMENT. MORE DETAILED INFORMATION ABOUT THESE FACTORS IS SET FORTH IN THE REPORTS FILED BY ASML AND SVG WITH THE SECURITIES AND EXCHANGE COMMISSION. NEITHER ASML NOR SVG IS UNDER ANY OBLIGATION TO (AND EXPRESSLY DISCLAIMS ANY SUCH OBLIGATION TO) UPDATE OR ALTER ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

IN CONNECTION WITH THE PROPOSED TRANSACTION, ASML WILL FILE A REGISTRATION STATEMENT ON FORM F-4 AND SVG WILL FILE A PROXY STATEMENT-PROSPECTUS, EACH WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASML AND SVG WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. FREE COPIES OF THE REGISTRATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASML WITH THE SEC MAY ALSO BE OBTAINED FROM ASML BY DIRECTING A REQUEST TO ASML, ATTENTION: FRANKI D'HOORE (+31 40) 268-3938. FREE COPIES OF THE PROXY STATEMENT-PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SVG WITH THE SEC MAY ALSO BE OBTAINED FROM SVG BY DIRECTING A REQUEST TO SVG, ATTENTION:
MANAGER OF INVESTOR RELATIONS (408) 467-5870.


SVG AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM SVG STOCKHOLDERS IN FAVOR OF THE MERGER. THESE DIRECTORS AND EXECUTIVE OFFICERS INCLUDE THE FOLLOWING: MICHAEL J. ATTARDO, PAPKEN S. DER TOROSSIAN, WILLIAM A. HIGHTOWER, WILLIAM L. MARTIN, NAM P. SUH, LAWRENCE TOMLINSON, RUSSELL G. WEINSTOCK, JOHN SHAMALY, JEFFREY M. KOWALSKI AND BORIS LIPKIN. COLLECTIVELY, AS OF SEPTEMBER 29, 2000, THE DIRECTORS AND EXECUTIVE OFFICERS OF SVG MAY BE DEEMED TO BENEFICIALLY OWN APPROXIMATELY 5% OF THE OUTSTANDING SHARES OF SVG COMMON STOCK. INVESTORS AND SECURITY HOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THE PARTICIPANTS BY READING THE REGISTRATION STATEMENT AND PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE.


[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

ASML MISSION STATEMENT
===============================================================================








                          PROVIDE LEADING EDGE IMAGING

                       SOLUTIONS TO CONTINUOUSLY IMPROVE

                       CUSTOMERS' GLOBAL COMPETITIVENESS








[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

TABLE OF CONTENTS
===============================================================================








         -  TRANSACTION SUMMARY

         -  STRATEGIC BENEFITS

         -  COMBINED COMPANY OVERVIEW

         -  ASML OVERVIEW

         -  SVG OVERVIEW

         -  KEY MANAGEMENT AND SUMMARY HIGHLIGHTS








[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

================================================================================



                              TRANSACTION SUMMARY


================================================================================

MERGER SUMMARY

================================================================================


     STRUCTURE:          TAX FREE, STOCK-FOR-STOCK MERGER

     EXCHANGE RATIO:     1.286 SHARES OF ASML FOR EACH SHARE OF SVG

     MANAGEMENT:         DOUG J. DUNN                  - PRESIDENT & CEO
                         PETER T.F.M. WENNINK          - EVP & CFO
                         MARTIN A. VAN DEN BRINK       - EVP
                         NICO I. M. HERMANS            - EVP
                         DAVE P. CHAVOUSTIE            - EVP

     ACCOUNTING:         POOLING-OF-INTERESTS

     CONDITIONS:         SVG STOCKHOLDER AND REGULATORY APPROVAL

     TARGET CLOSING:     FIRST SIX MONTHS OF 2001

     COMPANY NAME:       ASML


[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

MERGER HIGHLIGHTS
===============================================================================








         -  CREATES THE #1 PROVIDER OF PHOTOLITHOGRAPHY EQUIPMENT

         - COMBINES ASML'S LEADING EDGE VOLUME PRODUCTION TECHNOLOGY WITH SVG'S EARLY INTRODUCTION CAPABILITIES

         - JOINT R&D EFFORT ENABLES COMBINED COMPANY TO LEVERAGE SIGNIFICANT FUTURE R&D INVESTMENTS AND ACCELERATE DEVELOPMENT OF NEXT GENERATION TECHNOLOGY

         - COMBINES THE STRONG OPTICAL EXPERTISE OF ASML'S STRATEGIC PARTNER, CARL ZEISS, AND SVG'S SIGNIFICANT EXPERTISE IN PROJECTION OPTICS

         -  EXPANDS THE US CUSTOMER BASE

         - EXPANDS ASML'S PRODUCT OFFERINGS TO INCLUDE PHOTORESIST TRACK AND THERMAL PRODUCT LINES

         -  MINIMAL CUSTOMER OVERLAP CREATES STRONG REVENUE SYNERGIES

         -  IMMEDIATELY ACCRETIVE TO ASML'S EARNINGS, PRE-SYNERGIES








[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

                       COMBINES TWO HIGH GROWTH COMPANIES
================================================================================

                  ASML
         ANNUAL SALES (EUR MM)

Graph depicting ASML annual sales figures:

December 1998                 EUR   779,000,000
December 1999                 EUR 1,197,000,000
LTM(b)                        EUR 1,761,000,000

             SVG(a)
      ANNUAL SALES ($ MM)

Graph depicting SVG annual sales figures:

December 1998                 $ 505,000,000
December 1999                 $ 568,000,000
LTM(b)                        $ 792,000,000

(a) SVG numbers are calendarized to reflect a December year-end.
(b) Last twelve months ended June 30, 2000.



[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

                      STRONG HISTORICAL OPERATING RESULTS
================================================================================

            LTM SALES                                 LTM EBIT(a)(b)
 (BACKLOG AS OF JUNE 30, 2000(a))                      (IN MILLIONS)
          (IN MILLIONS)


Graph depicting backlogs of the last twelve months ended June 30, 2000:

        ASML                        EUR  1,761,000,000
        SVG                         $      792,000,000
        PRO FORMA                   $    2,551,000,000(c)

Graph depicting EBIT of the last twelve months ended June 30, 2000:

        ASML                        EUR  325,000,000
        SVG                         $     44,000,000
        PRO FORMA                   EUR  369,000,000(c)


(a) Last twelve months ended June 30, 2000.
(b) Excludes synergies.
(c) SVG numbers converted from US dollars to Euros using 1.0023 US$/EUR exchange ratio (average ratio for the twelve-month period ended June 30, 2000).



[ASML LOGO]                               [SILICON VALLEY GROUP LOGO]

                         COMBINED BUSINESS MIX OVERVIEW
================================================================================

ASML LTM SALES

Graph depicting sales of ASML for the last twelve months ended June 30, 2000

    [GRAPH]

EUR 1,761,000,000                          100% from Lithography


SGV LTM SALES

    [GRAPH]

Graph depicting sales of SVG for the last twelve months ended June 30, 2000 of $792,000,000:

Lithography                                     52.4%
Thermal                                         34.9%
Track                                           12.7%

PRO FORMA LTM SALES(a)

Graph depicting Pro Forma sales for the last twelve months ended June 30, 2000 of EUR 2,551,000,000:

Lithography                                     85.3%
Thermal                                         10.8%
Track                                            3.9%


(a) SVG numbers converted from US dollars to Euros using 1.0023 US$/EUR exchange ratio (average ratio for the twelve-month period ended June 30, 2000).




[ASML LOGO]                                  [SILICON VALLEY GROUP LOGO]

IN A HIGH GROWTH INDUSTRY
================================================================================

Arrow Pointed up to the right on graph for 1999 to 2002 (EST) which shows a CAGR = 34.5%

Graph depicting estimated worldwide semiconductor equipment sales in billions of dollars:

          1992                                $ 8,000,000,000

          1993                                $11,000,000,000

          1994                                $15,000,000,000

          1995                                $25,000,000,000

          1996                                $26,000,000,000

          1997                                $28,000,000,000

          1998                                $22,000,000,000

          1999                                $26,000,000,000

          2000 (projected)                    $43,000,000,000

          2001 (projected)                    $55,000,000,000

          2002 (projected)                    $62,000,000,000

[PERFORMANCE GRAPH]

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

================================================================================

                               STRATEGIC BENEFITS

================================================================================

          TRANSACTION ENHANCES ASML's INDUSTRY LEADERSHIP
================================================================================

     LEADING                                                   COMPREHENSIVE
    TECHNOLOGY                                                    PRODUCT
                                                                  OFFERING


                                      ASML
                              THE LEADING PROVIDER
                              OF PHOTOLITHOGRAPHY
                                   EQUIPMENT



   ENHANCED                                                     DIVERSIFIED
   CAPACITY                                                      BLUE-CHIP
                                                               CUSTOMER BASE


                                WELL POSITIONED
                                    FOR NEXT
                                   GENERATION
                                  LITHOGRAPHY



[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

STRATEGIC BENEFITS
================================================================================

TECHNOLOGY                      -->     - ADDS SVG's PROPRIETARY MIRROR-BASED
LEADERSHIP                                (REFLECTIVE) OPTICAL DESIGNS

                                        - ADDS SVG's MICRASCAN AND TRACK
                                          CLUSTER CAPABILITY

COMPREHENSIVE                   -->     - ADDITION OF TRACK AND THERMAL
PRODUCT OFFERING                          CAPABILITIES

                                        - OPPORTUNITY TO INTEGRATE
                                          PHOTOLITHOGRAPHY AND TRACK SYSTEMS

ENHANCED                        -->     - LEVERAGES SVG's CUSTOMER
CUSTOMER BASE                             RELATIONSHIPS

                                        - PROVIDES ADDITIONAL KEY CUSTOMER
                                          RELATIONSHIPS, INCLUDING IN JAPAN

REVENUE AND COST                -->     - SIGNIFICANT CROSS-SELLING AND CUSTOMER
SYNERGIES                                 SUPPORT OPPORTUNITIES

                                        - LEVERAGES R&D EXPENDITURES FOR FUTURE
                                          GENERATION LITHOGRAPHY SUCH AS 157nm
                                          AND EUV

[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

                                 MARKET TRENDS
================================================================================


                                    [GRAPH]


Graph showing the approximate percentage of the market captured by ASML, Canon, Nikon, SVG, Others and Pro Forma combined from 1993 to 1999 (percentages estimated).


             ASML       Canon      Nikon        SVG       Others        PF Combined
1993         16%        25%        51%          3%        5%            18%
1994         15%        26%        55%          1%        3%            16%
1995         15%        29%        49%          3%        4%            18%
1996         20%        24%        48%          4%        4%            24%
1997         25%        23%        44%          5%        3%            30%
1998         29%        21%        43%          6%        1%            36%
1999         35%        17%        36%          8%        4%            43%



SOURCE: DATAQUEST AS OF MAY 2000 AND ASML.

[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

===============================================================================


                           COMBINED COMPANY OVERVIEW


===============================================================================

PRO FORMA FINANCIALS PRE-SYNERGIES

================================================================================

LTM ENDING                                                    PRO
JUNE 30, 2000          ASML         SVG        SVG(a)       FORMA(b)
                     (EUR MM)      ($ MM)     (EUR MM)      (EUR MM)
SALES                EUR 1,761      $792      EUR 790(c)    EUR 2,551

GROSS PROFIT               675       268(c)       268             943

EBIT                       325        44           44             369

NET INCOME                 222        33           33             255

(A) SVG NUMBERS CONVERTED FROM US DOLLARS TO EUROS USING A 1.0023 US$/EUR EXCHANGE RATIO (AVERAGE RATIO FOR THE TWELVE-MONTH PERIOD ENDED JUNE 30,
     2000).

(B) PRO FORMA FINANCIALS DO NOT REFLECT THE ADJUSTMENTS NECESSARY UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. SUCH ADJUSTMENT WILL BE REFLECTED IN THE PRO FORMA FINANCIALS TO BE INCLUDED IN THE PROXY
     STATEMENT-PROSPECTUS AND THE F-4 FOR THE TRANSACTION.

(C) SVG GROSS PROFIT RESTATED IN LINE WITH ASML's REPORTING BY ADJUSTING FOR WARRANTY AND SERVICE EXPENSE OF $69.3 MM WHICH IS RECORDED BELOW GROSS PROFIT IN SVG's REPORTING.


[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

PRO FORMA BALANCE SHEET(a)
=========================================================================================
                                           ASML         SVG        SVG(b)    PRO FORMA(c)
JUNE 30, 2000                            (EUR MM)      ($ MM)    (EUR MM)      (EUR MM)
-------------                            --------      ------    --------    ------------
Assets
  Cash and Cash Equivalents             EUR   866(d)    $156      EUR 164      EUR 1,030
  Accounts Receivable                         499        188          196            695
  Inventories                                 457        249          261            718
  Other Assets                                 70         49           51            121
  Intangible Assets                            19          2            2             21
  Property, Plant and Equipment               209        194          203            412
                                        ---------       ----      -------      ---------
Total Assets                            EUR 2,120       $838      EUR 877      EUR 2,997

Liabilities and Shareholders' Equity
  Current Liabilities                   EUR   421       $201      EUR 210      EUR   631
  Convertible Subordinated Bonds              814          0            0            814
  Debt                                          0         27           29             29
  Other Long-Term Liabilities                   0         10           11             11
  Shareholders' Equity                        771        600          627          1,398
  Minority Interest                           114(d)       0            0            114
                                        ---------       ----      -------      ---------
Total Liabilities and
  Shareholders' Equity                  EUR 2,120       $838      EUR 877      EUR 2,997

(a) Pro Forma Balance Sheet is not adjusted for expected transaction expenses of $25 to $30 MM.

(b) SVG numbers converted from US dollars to Euros using a 0.9556 US$/EUR exchange ratio (exchange ratio as of June 30, 2000).

(c) Pro Forma financials do not reflect the adjustments necessary under Generally Accepted Accounting Principles. Such adjustment will be reflected in the Pro Forma financials to be included in the proxy statement-prospectus and the F-4 for the transaction.

(d) ASML cash and cash equivalents contains EUR 114 MM of restricted cash related to a structured financing subsidiary.


[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

                           SALES BREAKDOWN PER REGION
================================================================================


                      ASML FY 1999


                        [GRAPH]



Graph depicting sales of ASML for fiscal year 1999 of  EUR 1,197,500,000:

           USA                          35%
           KOREA                        27%
           TAIWAN                       24%
           EUROPE                       13%
           ROW                           1%



   SVG FY 1999(a)


      [GRAPH]



Graph depicting sales of SVG for fiscal year 1999 of $473,700,000 (EUR 429,600,000):


           USA                         68%
           ROW                         14%
           ISRAEL                      11%
           IRELAND                      4%
           FRANCE                       3%



(a) SVG numbers converted from US dollars to Euros using a 1.1027 US$/EUR exchange ratio (average ratio for the twelve-month period ended September 30, 1999).



[ASML LOGO]                             [SILICON VALLEY GROUP LOGO]

COMBINED EMPLOYEE MIX AS OF JUNE 30, 2000
===============================================================================

                                     ASML      SVG     PRO FORMA
                                    ------    -----    ---------
Customer Support                     1,113      829        1,942
Marketing & Technology               1,148      445        1,593
Operations & Goodsflow                 828    1,719        2,547
Other                                  629      596        1,225
                                    ------    -----    ---------
 Total                               3,718    3,589        7,307

Lithography                                   1,537
Track                                           456
Thermal                                         894
Corp., Tinsley, Int., and Temp.                 702
                                              -----
 Total                                        3,589




[ASML LOGO]                                     [SILICON VALLEY GROUP LOGO]

PRODUCTION FACILITIES
================================================================================

SVG LOCATION            DIVISION                               ASML LOCATION
--------------          -----------                            -----------------
WILTON, CT              LITHOGRAPHY                            VELDHOVEN, NL (2)
RIDGEFIELD, CT          LITHOGRAPHY

                             [BACKGROUND WORLD MAP]

                        SVG LOCATION            DIVISION
                        -----------------       --------
                        SCOTTS VALLEY, CA       THERMAL
                        ORANGE, CA              THERMAL
                        SAN JOSE, CA            TRACK
                        RICHMOND, CA            TINSLEY

[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

                                  [ASML LOGO]
================================================================================
                                OVERVIEW
================================================================================

LITHOGRAPHY: THE ENABLING TECHNOLOGY
================================================================================

            ASML's continuous innovation of this enabling technology
                provides our customers with the competitive edge

|X|     LITHOGRAPHY IS THE MOST CRITICAL AND
        COMPLEX STEP IN MANUFACTURING ICs

                                           [PHOTO]     [Three-dimensional
                                                       picture of a Lithography
                                                       machine projecting
                                                       patterns on a wafer]

|X|     LITHOGRAPHY PROJECTS MICROSCOPIC
        PATTERNS ON THE WAFER TO BUILD THE
        ELECTRIC CIRCUITRY THAT FORMS THE IC

[ASML LOGO]    [SILICON VALLEY GROUP LOGO]

ASML'S INDUSTRY LEADING PRODUCTS
================================================================================

[PHOTO]                            [PHOTO]
Picture of a three-dimensional     Picture of a three-dimensional
cut-away view of the inside        cut-away view of the inside
of the PAS 5500 Scanner.           of the TWINSCAN.

The PAS 5500 Scanner               TWINSCAN

[ASML LOGO]    [SILICON VALLEY GROUP LOGO]

ASML'S CORE COMPETENCIES DRIVE PRODUCTIVITY
================================================================================

|X|     FINE MECHANICS

        }       BEST SERVO CONTROL SYSTEMS/ STAGE TECHNOLOGY

        }       SUPERIOR SYNCHRONIZATION FOR REQUIRED IMAGING AND OVERLAY

                                                       [PHOTO]


                PICTURE OF SERVO CONTROL SYSTEM APPARATUS PROJECTING PATTERNS ON A WAFER.


|X|     IMAGING SYSTEMS

        }       HIGH NUMERICAL APERTURE (NA) ZEISS REDUCTION LENSES

        }       HIGHEST THROUGHPUT OFF-AXIS ILLUMINATOR

[ASML LOGO]    [SILICON VALLEY GROUP LOGO]

ASML'S WORLD LEADING PRODUCTIVITY
ENABLING DEVICE SHRINKS WHILE MAINTAINING THROUGHPUT
================================================================================

FEATURES


|X|     HIGHEST WAFERS PER HOUR

|X|     LOWEST COST PER IMAGING LAYER

|X|     SHORTEST LEAD TIME FROM ORDER TO VOLUME PRODUCTION


CUSTOMER BENEFITS

|X|     SIGNIFICANT PRODUCTIVITY GAINS WITH FEWER LITHOGRAPHY SYSTEMS

|X|     CAPITAL EXPENDITURES ARE REDUCED

|X|     TIME TO MARKET

[ASML LOGO]    [SILICON VALLEY GROUP LOGO]

ASML BACKLOG END OF JUNE, 2000
================================================================================

                                   207 systems

                                  Total value:
                                  EUR 1,248 MM


                                        HI NA              1%

                                        /300               2%

                                        /550               2%

TAIWAN                 38%              /950               2%                  Logic + ASIC       33%

USA                    26%             I-Line              4%                  Foundry            32%

SINGAPORE              15%            TWINSCAN             4%                  Memory             14%

EUROPE                 14%              /700              25%                  MPU + MCU          13%

ROW                     5%              /750              27%                  Other               7%

KOREA                   2%              /400              33%                  R&D                 1%



      [PIE GRAPH]                  [PIE GRAPH]                 [PIE GRAPH]
   Value per Region              Value per type          Value per IC Technology

      [ASML LOGO]          [SILICON VALLEY GROUP LOGO]

                          [SILICON VALLEY GROUP LOGO]
================================================================================
                                    OVERVIEW
================================================================================

SVG OVERVIEW
================================================================================

|X| SVG, WHICH BEGAN OPERATIONS IN 1977, IS LOCATED IN SAN JOSE, CA, AND CURRENTLY EMPLOYS 3,589 EMPLOYEES

|X| SVG IS A LEADING SUPPLIER OF ADVANCED WAFER PROCESSING EQUIPMENT. THE COMPANY DESIGNS, MANUFACTURES, AND MARKETS TECHNICALLY SOPHISTICATED EQUIPMENT USED IN PRIMARY STAGES OF SEMICONDUCTOR MANUFACTURING

|X|     SVG HAS THREE PRINCIPAL PRODUCT GROUPS:

        }       SVG LITHOGRAPHY SYSTEMS: PHOTOLITHOGRAPHY EXPOSURE PRODUCTS

        }       SVG TRACK SYSTEMS: PHOTORESIST PROCESSING PRODUCTS

        } SVG THERMAL SYSTEMS: OXIDATION/DIFFUSION, LOW-PRESSURE CHEMICAL VAPOR DEPOSITION ("LPCVD") AND ATMOSPHERIC PRESSURE CHEMICAL VAPOR DEPOSITION ("APCVD")

[ASML LOGO]    [SILICON VALLEY GROUP LOGO]

SVG OVERVIEW
================================================================================

LTM Sales (a)
[PIE GRAPH]

Lithography             52.4%
Thermal                 34.9%
Track                   12.7%

LTM EBIT (a)
[PIE GRAPH]

Lithography             45.2%
Thermal                 39.2%
Track                   15.6%

(a) Last twelve months ended June 30, 2000

[ASML LOGO]    [SILICON VALLEY GROUP LOGO]

SVG LITHOGRAPHY SYSTEMS:  MAIN PRODUCTS
================================================================================

[PHOTO] Three-dimensional picture of a person in a sterile suit operating the
        Microscan III+ machine.
Micrascan III+, QML/II+

|X| Provides 0.18 - 0.25 (mu)m resolution with superior critical dimension ("CD") control and overlay/matching

|X|     KrF unnarrowed laser based system and broad band lens design

|X|     Over 50 Microscan III+ systems shipped and over 100 QML/II+ shipped

[PHOTO] Three-dimensional picture of a Micrascan 193 machine.
Micrascan 193

|X|     First production worthy 193mm machine in the industry

|X|     Third generation ArF based system

|X|     Builds on 5+ years of ArF scanner experience

|X|     First 193 systems shipped in 1993

[PHOTO] Three-dimensional picture of Micralign 700 Series machine. Micralign 700 Series

|X|     25 years of performance history

|X|     1(mu)m resolution

|X|     Hg lamp source

|X|     0.17 numerical aperture

|X|     Wafer size from 100mm to 150mm

|X|     Installed base of almost 4,000 systems

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

SVG TRACK SYSTEMS:  MAIN PRODUCTS
================================================================================

[PHOTO] Three-dimensional picture of the inside view of the 9X machine.

9X

|X|     Development of the early 90's

|X|     Large installed base

|X|     Capacity buys for existing customer base

[PHOTO] Three-dimensional picture of a cut-away view of the inside of the ProCell machine.

ProCell

|X|     First true DUV-driven design (cluster vs. linear)

        }       Industry's only cluster design

        }       200mm / 300mm bridge tool and 300mm footprint advantage

|X|     Re-establishes SVG in the marketplace

|X|     First system shipment in Q3 FY 2000 for production justification

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

SVG THERMAL SYSTEMS:  MAIN PRODUCTS
================================================================================

[PHOTO] Three-dimensional picture (with cut-away) of the Xcelerate (RTP)
Machine.
Xcelerate (RTP)

|X|     Stacked chambers and HCL compatible

|X|     Single wafer furnace technology

|X|     Compact system footprint

|X|     High reliability robotic front end

|X|     200mm / 300mm capable

|X|     Cluster tool with tube type isothermal chamber

[PHOTO] Three-dimensional picture of the AVP-8000/RVP 9000 machine (with cutaways).
AVP-8000/RVP-9000

|X|     Industry proven high throughput system

|X|     Dual boat system eliminates wafer handling overhead

|X|     Enhanced ramping capability

|X|     Improved temperature control (model based) reduces cycle time

|X|     Over 1,450 systems installed worldwide

|X|     300mm version of RVP systems being used in 300mm Pilot Line in Dresden


[PHOTO] Three-dimensional picture of the APNext Machine.
APNext

|X|     Cluster tool APCVD

|X|     Linear injection chamber with high throughout

|X|     Vertical cluster platform

|X|     Low chemical consumption and low maintenance

|X|     Narrow deposition zones

|X|     Eliminates nitrogen shield

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

================================================================================
                      KEY MANAGEMENT AND SUMMARY HIGHLIGHTS
================================================================================

KEY MANAGEMENT
================================================================================

NAME                               CURRENT ROLE
----                               ------------
Doug J. Dunn                          President & CEO, ASML
Peter T.F.M. Wennink                  EVP Finance & CFO, ASML
Martin A. van den Brink               EVP Marketing & Technology, ASML
Nico I.M. Hermans                     EVP Worldwide Customer Support, ASML
Dave P. Chavoustie                    EVP Worldwide Sales, ASML
Papken S. Der Torossian               Chairman & CEO, SVG
William A. Hightower                  President & COO, SVG
Russell G. Weinstock                  CFO of SVG
John Shamaly                          President of SVG Lithography
Boris Lipken                          Corporate VP & President of SVG Track
Jeffrey M. Kowalski                   President of SVG Thermal Systems
Steven L. Jensen                      VP Worldwide Sales & Marketing, SVG

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

ASML MANAGEMENT BOARD
================================================================================

[FLOW CHART]

Martin A van der Brink, Marketing & Technology; Doug J. Dunn, Goodsflow; Nico I.M. Hermans, Customer Support; and Dave P. Cahvoustie, Sales reporting to Doug
J. Dunn, Chief Executive Officer. Peter T.F.M. Wennink, Finance, reporting to Doug J. Dunn, Chief Executive Officer


[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

SVG MANAGEMENT BOARD
================================================================================

[FLOW CHART]

Larry Oh, Quality and Productivity; John Shamaly, Lithography; Boris Lipkin, Track Systems, Jeffrey M. Kowalski, Thermal Systems and Bob Aronno, Tinsley Division reporting to William A. Hightower, President and Chief Operating Officer. Boris Likpkin, Human Resources; Russell G. Weinstock, Finance; William A. Hightower, President and Chief Operating Officer; and Steven L. Jensen, Worldwide Sales & Marketing reporting to Papken S. Der Torossian, Chairman and Chief Executive Officer.

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

SUMMARY HIGHLIGHTS
================================================================================

|X|     CREATES THE #1 PROVIDER OF PHOTOLITHOGRAPHY EQUIPMENT

|X| COMBINES ASML'S LEADING EDGE VOLUME PRODUCTION TECHNOLOGY WITH SVG'S EARLY INTRODUCTION CAPABILITIES

|X| JOINT R&D EFFORT ENABLES COMBINED COMPANY TO LEVERAGE SIGNIFICANT FUTURE R&D INVESTMENTS AND ACCELERATE DEVELOPMENT OF NEXT GENERATION TECHNOLOGY

|X| COMBINES THE STRONG OPTICAL EXPERTISE OF ASML'S STRATEGIC PARTNER, CARL ZEISS, AND SVG'S SIGNIFICANT EXPERTISE IN PROJECTION OPTICS

|X|     EXPANDS THE US CUSTOMER BASE

|X| EXPANDS ASML'S PRODUCT OFFERINGS TO INCLUDE PHOTORESIST TRACK AND THERMAL PRODUCT LINES

|X|     MINIMAL CUSTOMER OVERLAP CREATES STRONG REVENUE SYNERGIES

|X|     IMMEDIATELY ACCRETIVE TO ASML'S EARNINGS, PRE-SYNERGIES

[ASML LOGO]              [SILICON VALLEY GROUP LOGO]

                     ASM LITHOGRAPHY & SILICON VALLEY GROUP

                              MODERATOR: DOUG DUNN
                                 OCTOBER 2, 2000
                                   10:00 AM CT



Operator: Good morning. Thank you for joining us on today's ASM Lithography and Silicon Valley Group joint conference call. As a reminder, today's conference is being recorded.

        In a few moments, I'll be turning the call over to Mr. Doug Dunn, Chief Executive Officer of ASM Lithography. Joining Mr. Dunn is Mr. Peter Wennink, Chief Financial Officer of ASML, Mr. Papken Der Torossian, Chief Executive Officer of SVG, and Mr. Russell Weinstock, Chief Financial Officer of SVG.

        Following the presentation, there will be an electronic question and answer period. Now it is my pleasure to turn the call over to Mr. Dunn. Mr. Dunn, please go ahead, sir.

Doug Dunn: Thanks, Andy. And good morning, ladies and gentlemen. It's a real pleasure to be talking to you all this morning. I hear the number is around 200. We had a 4 o'clock in the morning New York Time call to the European investors. We had 160 there. So I guess the message is spreading.

        The format will be, I will take you through some comments, take about 20 minutes or so. I'll be reading from some slides which are accessible on the Web pages of both companies. And I guess you may have seen those.

        At the end, Papken will just take over and have his comments for a few minutes. And then we'll throw it open to questions.

        As a matter of formality, I must remind you that there is a Safe Harbor statement. It is long. And I won't read it out. But please be aware of it and ensure that you understand it.

        And having gone through that little tedious part, let's move on to the main event. Okay, the merger summary, so we're bringing together here ASML and SVG. And the structure of that is a tax-free stock-for-stock merger. The exchange ratio is 1.286 shares of ASML for each share of SVG. The accounting is a pooling of interest basis.

        There are conditions, of course, because SVG stockholders require to approve this, as do the US and European regulatory bodies who look at antitrust and so on. And as far as ASML is concerned, because of the size of the deal, we don't need shareholder approval.

        The target closing - you know, we're in the hands here of government bodies. And they're obviously hard to predict, especially with the US elections looming. We believe four months is achievable. But it could be as long as six months. And beyond six months, it gets pretty tedious.

        So four to six months probably is the realistic time scale. If we can do it quicker, then we'll do so. But that's not really in our hands. And the company's name ultimately will be ASML.

        The highlights of the merger - and I've been told by Peter Wennink, who some of you know, 44 times in the past five minutes I must mention the word accretive. So lest I forget -- and I will not forget -- the deal is accretive. It's accretive from the first day.

        And that's before we take into account whatever synergies may exist through the bringing together of the two companies. So it is an accretive deal, and we therefore think, a good deal.

        It does create, as a matter of fact, the Number 1 provider of photolithography equipment in the industry. I think later on we have a chart that shows our percentage market share would have been something around 43% at the end of last year had we been combined at that point in time.

        Of course I have no idea what the market share changes have been during this year. We won't know until next January. But anyway, for one brief moment in time, we certainly were Number 1. And I anticipate we still will be at the end of this year.

        But that's not the reason for doing this. The main reason for this merger and acquisition is to combine ASML's leading-edge volume production technology with SVG's ability to introduce early high technology capability products to the market. So we have in that sense complementary skills here. And that's the vital message to understand.

        So, you know, our modular design, our quick ramp to volume is one of the hallmarks of ASML. SVG's ability to bring out early leading-edge products is one of their claims to fame. And by combining both of these two features, we end-up with a really powerful and compelling company.

        It does mean that we'll be focusing the R&D efforts of both companies. And by the way, there are no anticipated layoffs here. We're going to still continue to expand in all the vital areas of R&D, production, and customer support.

        And so we will ultimately, when we can get closer to SVG once this stalling period is out of the way with, we will combine programs 157 and beyond to ensure that we get shorter time to market with leading-edge products.

        Because as you well understand, those who come out first with leading-edge products tend to gain the market share and have the strongest base. So we intend to be first with new technology products. And it will start with 157 and go on from there.

        It does of course combine also the optically strong expertise of SVG with that of our partner in optics, Carl Zeiss. And I think there you have perhaps two of the premier optical technology bases in the world.

        So getting those guys together is going to have, I think, some pretty special results. And I'm looking forward to seeing how that enhances our joint position beyond 193 nanometer -- so some really good opportunities.

        Also it won't have escaped your attention -- or if it has, then shame upon you -- to realize that SVG has several good customers, one being Intel, a company you may have heard of.

        Now you're also aware that ASML doesn't supply to Intel. Now therefore that does mean that we have the ability - we have the opportunity rather, if we have the products and so on, to begin to convince Intel perhaps that our product is worth trying.

        So it also opens up the SVG customer base to ASML. And equally and reciprocally, we open up our customer base to SVG. So there's, you know, quite a complementary situation there.

        It has the other virtue and feature of expanding ASML's product offerings away from purely photolithography equipment into a very close product, the track business of SVG, and also into the slightly more distant thermal business of SVG, slightly more distant in that it doesn't actually border onto the photolith gear. But it's not too far away. It's in the same fab.

        And we are quite excited actually now that we've understood more of SVG's business about the viability of both of those two divisions. The track product is a radical new concept.

        It's a cluster tool. It's a bridge tool for 200 and 300 millimeter. It's got a very small footprint and a lot of extra features, which I think makes it a compelling product. And I'm hoping that we can take advantage of that product. It's newly introduced, first shipped in Q3 of last year.

Peter Wennink: This year.

Doug Dunn: This year rather -- thank you, Peter. And the first results from the early customers are pretty good.

        Equally well, in the Thermal Division there are some good legacy products, but also particularly new and exciting, a rapid thermal processing tool which seems to have some good IP in there, a good concept.

        It's a low-cost - low value of ownership cost product using a different concept to normal rapid thermal processing. And we believe also that's kind of a nugget of gold that we can exploit.

        So we did expand our product base within the semiconductor capital equipment offering. There is many more customer overlap, as I've said. And I'll repeat again for Peter's benefit, it is accretive to earnings, even before synergies.

        Moving quickly on then to some numbers now, ASML's annual sales - and I'll give you the last 12 months finishing with the June 30, 2000. Our sales in euros were 1.76 billion euros. SVG's equivalent sales for the same time period in dollars was $792 million.

        That would therefore give us combined sales - pro forma sales to June 30 this year for 12 months of in euros 2.55 billion. And it would give an EBIT in euros of 369 million. So that gives you an idea of the size and scale of the company.

        As you recognize, ASML's sales have been totally lithography. Therefore our sales are 100% lithography sales. SVG, to give you a flavor of their product split, tracking is around 13%, thermal around 35%, and litho around 52% of their sales. And that totals, as I said, $792 million. Yes, so the combined pro forma grouping would be 85% litho, 11% thermal, and 4% track.

        Just a word on the industry, because that's clearly - we're as good as the health of our customers. And in my estimate, right now customers are extremely healthy. If the loudness and the rudeness with which they clamor for more products is anything to go by, they're very healthy indeed. Certainly their vocal cords are pretty strong.

        So they're still going at a good clip. We see no letup in the insatiable demand from customers for products this year or next year. And now we're under pressure even for 2002, which is on the one hand good news. I think similar is true for SVG.

        And from the capital equipment point-of-view, although Intel gave some news last week which was slightly disappointing for a very brief moment in time, just Q3, they did make the point that they intend to maintain their cap ex spend, because they recognize that that short-term issue will soon disappear and they're back on the treadmill again. So they're still investing heavily.

        So we take a lot of heart from all of the signs from every customer, all the blue chip accounts that we have -- and we now have them all, apart from the Japanese -- that the industry is strong, vibrant, and really pushing ahead.

        The business we're in...

Man: Don't worry about it.

Doug Dunn: The business we're in is growing at, you know, growth rates of 50% this year, and compounded for four or five years, around 30% plus. So it's very healthy.

        Moving on now to some of the benefits, and I've touched upon a few of these in my introduction. For those who are following the slides here, I'm on Slide 15 right now.

        Benefits are - the strategic benefits are the technology leadership issue. You know, in this high-tech business we're only as good as our next product. All that's behind us is history. Our next product will determine whether we have high market share gains or high market share losses.

        And bringing together SVG's proprietary mirror-based reflective optical designs together with our own ((inaudible)) design refractive, I think gives us the best possible hedging of bets. Whichever product is most suitable, we will use. If they're both suitable for different applications, we can also maximize our gains there.

        Add to that SVG's Micrascan products, which are good legacy products, and their tracked cluster capability, and it's a natural fit. We also have therefore a comprehensive product offering with the addition of the SVG range.

        And by the way, I'll pay tribute just now to the SVG performance on the 193 nanometer node. They've done an exceptionally good job in recovering from a setback 1-1/4 years ago to being, you know, well thought of right now with great products.

        After that, the tracking and thermal products, which I, again, insist to you are an important part of this deal. They're really going to be, I think, winners for us, because they have some really creative and different engineering which gives a different flavor to these products, I think a compelling flavor. Add those together, and we have a very comprehensive product offering.

        The customer base is enhanced. As we mentioned, we can share their customers, not the least of which is Intel. And they can share ours. And there will be revenue and cost synergies.

        Now this is not a cost-saving deal. I want to stress that point. This is a deal about expanding the technology base more rapidly. But in the process, we're going to uncover, I guess, some synergies. And if they're there, we'll take advantage of them.

        But perhaps more importantly, future expenditures will be reduced. And we can achieve future product time scales more quickly by devoting twice as many people or 1-1/2 times as many people behind the next-generation technologies -- so, I think, a powerful message.

        The next slide is Slide 16. You have to see it to talk through this slide. But it shows the historical market share trends for all the major players in this industry.

        It shows Canon - I'll start with what was the biggest, with Nikon, which came out at the end of last year with around 37% market share. ASML had around 35% market share. Canon was just under 20% market share. And SVG had risen to just under 10% market share.

        If you now do the quick mental exercise and add their 8% to our 35%, you can see what it would have been had we done this deal nine months ago. We'd have concluded the year with a 43% market share.

        That's merely a factual statement. I don't make any great claims about market share, because this isn't about market share primarily. It's about getting to the market first with the next-generation products. And then if you do a good job, you'll gain market share. It's all about technology.

        So the combined summary overview, again, just rushing through the numbers a little bit -- sales in euros, 2-1/2 billion, slightly over; gross profit in euros as a pro forma of sales, just under 1 billion, 940 million; EBIT at 369 billion; and a net income of 255 million euros -- so, I think, a strong basis for the new company to move forward.

        The balance sheet shows total assets of 3 billion euros, I think, a pretty healthy and strong balance sheet. If you have any questions, come back at the end with those detailed questions.

        Just as a matter of note, employees, which are a vital part of this combination, ASML has around 3700 employees at this point in the year to date, SVG around 3600, giving a total of 7300.

        I'll preempt a question here. You may wonder why it is that for the lower sales SVG had the more employees in the sense pro rata. The answer is pretty straightforward.

        They are a more vertically integrated company. We buy in 90% plus of our cost of goods from chosen suppliers. Whereas SVG made more of their own. So they therefore have a different balance of employees.

        We also show the breakdown between lithography track thermal for those who wanted to tap into the Web page and see it. So a total of 7300 people will be hopefully motivated to work for the new corporation.

        We have some unique features for both companies. And looking at it from ASML's viewpoint for a moment, we have a much stronger base now in the USA. As you know, we came out of the heart of Europe in the Netherlands. Therefore our major industrial and technology centers have been in the Netherlands.

        We've now expanded dramatically in the USA with production facilities on both coasts, the East and West Coast, which is great, and also with R&D facilities - developments on both coasts also. So that's a powerful message.

        So we tap into the rich US technology base of SVG and their suppliers, both technology partners like universities and research institutions and also their suppliers of products and components. We tap into that rich base.

        We'll do more than tap into it, because that's kind of just ((inaudible)) from it. We'll add to it. We will - we are committed to developing the R&D base in the USA and the production base in the USA. So out of this will come a stronger USA position.

        So for those in the antitrust arena who look at this quite carefully from a strategic point-of-view, they need have no fear, because the bringing together of these two technologies will further enhance the USA capability in this arena and not at all weaken it.

        So we end-up with - and of course reciprocally, SVG will have insight into our production techniques, which are different from theirs with our modular design, tap into our development capabilities, and tap into the associations we have in Europe with some of the leading centers of high technology.

        Just a quick overview on ASML, you know, our latest product is a 30 millimeter platform we call TWINSCAN. That has achieved in a few short months great interest and demand from customers. We've announced some customers. Others we can't announce yet.

        I can humbly say -- and I say this humbly, because I'm sure that SVG would have come along with their own great product had we given them a bit longer -- but our product is in advance of theirs from a time point-of-view. It's not a comment on the quality, merely on the timeliness of it. And therefore, this will become the 30 millimeter chosen platform for the future. Okay?

        And you know our skills in ASML. We don't have optical skills. Zeiss has those skills. But we do have the precision machining, the server control, the software, the system integration capability, and the manufacturing know-how to put together a lot of very advanced and competitive systems. And we combine that with Zeiss for the optical capability.

        So our customers recognize ASML I think for high-volume capability in machines outputted, and also high productivity for our customers in wafers through the machines. It means they can have less machines, lower capital expenditure, and lower cost per diem, and a shorter time to market. They are the ASML kind of historical skills.

        Just quickly on the backlog -- and you'll know these numbers from the half-year results -- value per region, Taiwan is like just under 40% of our backlog, US 26%. These are all pro forma. These are before we add together SVG -- Singapore 15% now as Charter grows and others, European 14%, and the rest of the world 5%.

        By the way, I'll make the point that the backlog is lumpy in that it changes dramatically between one month and the next. You know, if Micron is bringing in a lot of business, then the USA and Memory goes big as far - at the expense perhaps of Korea or Taiwan. And then a month later, TSMC or Samsung come in. So this is a moving picture.

        So read nothing into any changes here. It's just a matter of fact. And value by technology, Logic and ASIC 33%, ((inaudible)) 32%, MPU and the Micron ((inaudible)) 13%, and Memory 14%.

        Again, that balance has shifted through the year only because of the timing of when customers place orders. So we have a strong backlog, 207 systems at the half-year point. It's increased since then for ASML. I think we're valued at 1.2 billion euros.

        Quickly on SVG on here, my two colleagues will probably criticize my lack of knowledge here. But I'll try anyway. I've got to become familiar with the company. And Papken will interrupt and correct me when I'm wrong.

        SVG began as a combined operation in '77. Located in San Jose California, it employs 3-1/2 thousand people. You know as well as I what they do -- great technology, advanced wafer processing equipment, litho, tracks, and thermal.

        Their last 12-month sales -- litho was 52%, thermal 35%, and track 13%. Their last 12-month EBIT was 45% litho, 39% thermal, and 15% track. And that totaled, by the way, $44.1 million.

        Their products, and again, Page 32 has some rather nice photographs. And they have a rich heritage of - legacy of products here. They started off a long time ago with the Micrascan products.

Papken Der Torossian: Micralign.

Doug Dunn: Micralign rather, Micralign products, and have moved on to Micrascan. So they're now providing both krypton fluoride and argon fluoride solutions -- great products in their own right.

        And their 193 product, I think, is worthy of note, because it really has become an excellent product, certainly I would say comparable to the goodness of ASML, and some may argue, better. I'm not entering that discussion. But they're certainly comparable. So we have now two great 193 products to offer customers.

        They also have their track system products. The one I referred to earlier is called ProCell. It's the first true DUV-driven design. It's a cluster tool. It's in fact the industry's only cluster tool so far.

        It's a bridge tool for 200 and 300 millimeter. And it has a good 300 millimeter footprint. By that, I mean a small 300 millimeter footprint. So it takes up less room in the fab than competing products.

        And I think this reestablishes SVG after a couple of years of drought as a leading supplier potentially in the track marketplace. First shipments were made in Q3 of this year. And the first results sound very positive from customers.

        Moving on to thermal, the one that got my attention -- and maybe there's more than one that should get my attention -- was their accelerated RTP, rapid thermal processing product.

        This is quite a different radical design compared to the competing products. They use a different - a black-body radiator as a heat source rather than an array of lamps. Therefore it's got a much lower cost of ownership, much lower maintenance costs.

        It's a great product. It's compact and a small footprint, high reliability. And again, it's 200 and 300 millimeter compatible. So we feel that this is a worthy addition to the armory of the combined company. As well as that, they have good APCVD and LPCVD products which they ship to many customers.

        I'm going to wrap-up in about one minute and then hand over to Papken. Let me repeat again that it does create the Number 1 provider of photo tools to the industry. That is a matter of fact.

        But more importantly, it combines ASML's leading-edge volume production technology with SVG's early introduction capabilities. You know, so that has got a - is a good combination.

        The joint R&D efforts enable both companies to stop competing, and therefore slowing down in many ways by jointly - by separately developing products. Now we can merge those groups together and accelerate the programs. So this is an acceleration of R&D into next-generation lithography.

        Our partners at Carl Zeiss are enthusiastic about this deal. And we feel that Carl Zeiss with their optical abilities and SVG with theirs through (Tinsley) and the facilities here in Connecticut make a great combination of highly skilled optical engineers.

        It leverages our mutual customer base. And there's little overlap there. It expands photolith into tracking and thermal products. And that's, I think, good ultimately. And again, it is an accretive deal even before we look at any synergies. And by now, I've said it three times, so Peter must be at least happy.

Peter Wennink: Thank you, Doug.

Doug Dunn: Gentlemen, thank you for listening to that kind of a monologue for 15 minutes. I'm going to pass it over now to Papken, who may want to correct me on some of my comments about SVG and give his own view of this deal from his perspective. Papken?

Papken Der Torossian: Thank you, Doug. I want to thank all of the participants here who took the time today during the market opening and during the market opening in America to really listen to our story.

        Let me just say that we at SVG are - and Doug at ASML, both of us are seeing very strong demand from our customers. And we are making this public to all of you.

        This is a very cyclical business. And we feel the cycle started about - ramping-up about a year ago, and we have another couple of years to go in this ramp. So from a timing standpoint, this is an excellent time for us to get together to really combine our forces to meet our customer demand.

        Item 2, we have always said that we want to invest heavily in capital and R&D to maintain SVG's leadership in the advanced lithography area. And for last ten years, we have done that successfully. As Doug showed you in the chart, we have achieved what I call a very healthy share in the advanced lithography market.

        During this time in the last 10 to 12 years, ASML had established a very enviable position in broadening their global market reach, as well as being the leading tool of steppers and scanners in the productivity area. They have shown an excellent capability in lowering cycle times and ramping-up advanced products.

        So I think that this combination can release some of that strong manufacturing process know-how to really reduce the cycle and ramp-up new advanced technologies to meet our customers' needs in the next short-term and medium-term.

        So we're very excited about that. And as Doug said, longer-term to meet the challenges of our customers in the next generation for both the 157 and EUV, which is a $500 million to a $1 billion investment, as we have made public to everybody, this will combine our resources and make our customers happy.

        And this is a case where one and one equals three. So we're very excited about it. And we're here to answer any questions you have -- Doug and I, as well as Peter and Russell, our financial experts. So thank you. We're ready for questions.

Doug Dunn: Okay. Andy, over to you for questions.

Operator: Thank you. The question and answer session will be conducted electronically. At this time if you'd like to ask a question, you may signal by pressing the star key followed by the digit 1 on your touch-tone telephone. Once again, that's star 1 if you'd like to ask a question. And we'll pause for just a moment to assemble our question roster.

        We'll take our first question from David Wu with ABN AMRO.

David Wu: Well congratulations, Papken. It looks like it's a match made in heaven.

Papken Der Torossian: Yes, I know. Thank you. Thank you, David. You have been following the company a long time. And you are very expert on it. Thank you.

David Wu: This is a question actually asked of both gentlemen, because your largest customer, Intel, I talked to their head of manufacturing technology.

        And he told me - I asked him about ASML, and Nikon, and SVG. And his story to me is, when ASML is ready for production, they have already well chosen their technology, therefore it's too late. And yet reading between the lines, they're not too - they like to have a second source in case there's a problem.

        Now when you look at the surface of this combination, it says I have a volume producer out of ASML and I have a leading-edge provider with SVG. How do you get together and provide synergies so that Mr. Nikon's share of that Santa Clara company goes drastically lower in the next round of selection?

Doug Dunn: I mean, one way of doing that, David, is to merge resources and buy the company. So that's one of the reasons behind it, one of the reasons to exploit our technology into SVG and vice-versa. They have also good technology.

        But, you know, the real thrust of this is not in today's technology. We will still make the same platforms we make today and so will SVG. The real advantage comes to any customer -- and I'm not going to personalize this into any customer -- at the 157 and beyond. There we absolutely will combine platforms, have the same optics.

        And hopefully by enjoying both resources and making the choices now, because, you know, now is the time to choose the root for 157, not a year from now. That's why the timing is so perfect.

        If we choose that route now, choose it well, choose it carefully, and focus both sets of engineers, both sides of the Atlantic to conquer that node, then we'll get there early with the best products. And then every customer will hopefully see that and take advantage of it.

David Wu: And that is - what kind of timeframe will we be seeing products with 157 millimeters?

Doug Dunn: SVG has, I think, the claim to fame of being the first here with a product in 2000?

Papken Der Torossian: ...two.

Man: We ship one - a mini-scanner this year.

Doug Dunn: A mini-scanner this year, and then 2002 for the - yes, so pretty soon.

Papken Der Torossian: We have actually - I don't know how much of it is public.
        But we have announced that we have orders for it from global leading customers to deliver a full-scale machine in 2002. So this is something that - obviously you know that we have a platform. We are working with it. So...

Doug Dunn: I think Papken set me up here, by the way, fellows. That's very
        ((inaudible)). No, I'm joking there. So you can see that SVG is well advanced with their products and really has a great ability to bring, you know, a few leading-edge products out early.

        But don't forget also -- I'll make this point very strongly, because we're talking about next-generation technology -- we're not alone in this business. There are two excellent competitors out there, one Nikon and one Canon, who are absolutely determined to do a great job and do do a great job.

        We have absolute admiration for them. And therefore, you know, the market is still well satisfied with two - with three strong competitors, ourselves and SVG on the one hand, Nikon on the other, and Canon on the third hand, if you have three hands.

        So that isn't going to go away. And that competitive thrust is going to be even fiercer after this bringing together of resources. So there is a lot of competition out there that we have great respect for.

Papken Der Torossian: But I do want to add - you know, being an engineer, I do want to add a very important subject here. We are still early enough where ASML's expertise in modular manufacturing can be effective in our next-generation 157.

        So really this is - you know, you cannot just build things faster. You've got to design them now with modularity so you can get the cost out. So we really are very excited.
        That's why timing is so important.

Doug Dunn: Yes. And your next question? I think we've had enough of that one.

Papken Der Torossian: Yes, yes.  Thanks.

Operator: We'll take our next question from Jay Deahna with Morgan Stanley Dean
        Witter.

Doug Dunn: Hi, Jay.

Jay Deahna: Good morning. And congratulations to all parties. It sounds like a good deal going forward.

        My questions are first of all towards ASML. Doug, does ASML have plans to ship any 193 nanometer lithography systems with (CAD-adaptic) lenses?

Doug Dunn: The honest answer today, Jay, is no. We have our platform, which we intend to pursue because it's there, it exists. SVG has their platform with the (CAD-adaptic) system. And then they will - we and they will continue shipping that also. We will therefore have the choice of the two platforms in the field.

        And what you will see, Jay, is that at 157 node, we all would agree that some form of (CAD-adaptic) system is the way forward. And that's where we'll convert it. So you'll see ASML's products still selling in the market for many years to come alongside SVG's. And the conversions will come with a (CAD-adaptic) solution of some type for 157.

Jay Deahna: Okay. Will SVG's 300 millimeter platform survive beyond 193 or at 193?

Doug Dunn: You've used the word survive, which is an emotive question. I made the comment earlier and I guess we've said that the 300 millimeter platform of the future will be the TWINSCAN platform of ASML, because it exists and is more advanced in time than the SVG version.

        So there will be - and that's a good thing. I mean, it gives us a natural breakpoint to converge the technology platforms. So I think that's positive. And so to answer your question, in future years, the 300 millimeter platform of choice will be built around the ASML TWINSCAN product.

Jay Deahna: Just two last quick ones, does SVG have any 300 millimeter design wins?

Papken Der Torossian: Do we have any 300 millimeter design wins? The answer to your question is yes.

        We had it - well first of all, let me just paraphrase here. It's very important to note that we are the 300 millimeter choice for the ((inaudible)) on our furnace. As well as, very importantly, we are the choice for 300 millimeter.

        We are also - in Asia we are the 300 millimeter choice. We are also the 300 millimeter choice in our track system in Korea. This is something that you should know.

        And our new 193.75 ((inaudible)) machine -- ((inaudible)) we call it -- is what we call the 200/300 millimeter platform by itself. The same machine can do both. And the customers can decide how to use it.

Jay Deahna: Right. I guess what I'm trying to figure-out is, has Intel decided for sure that they're going to use your 300 millimeter platform?

Papken Der Torossian: I really think that for the specific answer to that question you have to ask Intel. Our machine can do 200 and 300 millimeters. And, you know, our customers can use it any way they want.

Jay Deahna: Okay. So...

Doug Dunn: By the way, Jay, just let me clarify my point about our TWINSCAN product. That is a platform. It carries the optics. The optics in fact can be any solution.

        As you know, it's quite a big beast. And therefore, there's room in there for many things, including the Eiffel Tower. And so it will be able to carry either the conventional refractive system that we use or the conventional (CAD-adaptic) system of SVG.

Jay Deahna: Okay. That's great. And then in terms of the $100 million 193 nanometer order that SVG got for Intel, is that a 200 millimeter order?

Papken Der Torossian: That is - I will be very clear. That machine is a 200/300 millimeter platform. The customer can use it for 200 or 300 millimeter.

        And frankly, I cannot answer what they're going to do. You know, as you know, the customers take the machine and push it to the limit. That particular platform can do both. And I really think the customer can decide what to do.

Jay Deahna: Okay. And then the final question is regarding the ProCell. Are you going to aggressively pursue the spin-on-CVD market with that? Or are you going to focus exclusively on photoresist deposition?

Doug Dunn: Jay, you know, as tribute to you, you're way ahead over here.
        Clearly our first attack is going to be on photoresist applications.

        But yes, spin-on applications also are relevant. And, believe me, if we've got some good marketing guys here -- I'm sure there are in SVG -- then we'll push that application as well.

Jay Deahna: Okay, great. Thanks very much.

Doug Dunn: Thanks a lot, Jay.

Operator: We'll take our next question from Kathryn Buergert with CS First
        Boston.

Kathryn Buergert: Yes, on the - again on the track, could you talk about the synergies between the lithography and the new track tool and how soon after the close you could expect to realize that?

Doug Dunn: Yes, it'll be at the - I'll attempt an answer here. But I'm not the expert yet on tracks, and maybe never will be.

        The ProCell track was developed, I think, from a radical new concept, Kathryn. And if you've seen the product, by the way, you'd understand why I say that. It is quite a different looking machine.

        And I think that's one of its winning features. It throws away the rule book in many ways, and in the process, gets away with a lot of preconceived ideas. It's therefore a radical and refreshing design, small footprint, and very versatile.

        Now it's being designed to be a stand-alone tool, not only integrated with SVG litho equipment, so that it will stand alone and it can be purely integrated. We will make sure it's integratable (sic) to our ASML product also. But those designs were done in isolation.

        Now the question now that we're asking internally -- and I don't have an answer for you right now -- is, can we over time find benefits by simple changes to our machine and simple changes to the ProCell tracks to actually give the customer an advantage, in which case, we'll take advantage of that.

        But to say yes to that right now, I'd be - you know, I'd be misleading you. I don't know. But that's one of the things we will look at carefully, Kathy, in the first 12 months.

Kathryn Buergert: And just on the ramp as it stands stand-alone, what's the ramp on the ProCell as it stands now?

Doug Dunn: I couldn't answer that question factually, other than to say that the guys I've talked to - I'm very impressed with the team. I've gone on a very, I think, proper course of -- because it's a new design -- careful introduction and measured introduction.

        So they are using it with selected customers to start with. They've got good feedback on reliability and so on. They're building on any improvements. And then when we get the you know, the go-ahead, the thumbs-up, then we will take it into volume.

        So it's a careful introduction is how I would describe it. But maybe Russ can add some more quantifiable data there. I don't know.

Russell Weinstock: Yes. We've said before publicly that the period that we're in now and probably through the first half of, I'll say what used to be our fiscal year, starting in October that we're just entering into, is going to be the seed unit populating time for ProCell, along with actually, quite frankly, the thermal new products.

        And we've - as Doug said, we've selected very carefully a number of customers that can be populated with these machines, getting the good feedback, and then translating that into volume production. I mean, we do have a relatively, you know, concentrated base of that customer supply. And I think we're increasing that as we go along month-by-month.

Kathryn Buergert: Okay. Thanks, Russ.

Operator: We'll take our next question from Ali Irani with CIBC World Markets.

Ali Irani: Good morning, gentlemen, and congratulations on a remarkable transaction. I was hoping - of you could, clarify a little bit for us about your comments on TWINSCAN being the only 300 millimeter platform.

        Am I to conclude from that that at 300 millimeters you will offer then a choice of 248, 193, 157 whether it's your course lenses or Silicon Valley Group's assemblies? But at 300 millimeter, there will be only one platform offered in different configurations?

Doug Dunn: For the high-volume production version of the future, I think you've got it right there, Ali. But as Papken explained earlier, there are some bridge tools, 200 and 300 millimeter tools existing already at SVG, which are good tools. And if customers want them, then we're only to welcome to - willing to make them and sell them.

        But if you look into the medium and long-term future, the productivity throughput of the TWINSCAN system is, I think, a compelling argument. And that's where we'll finally migrate to. But we won't do that overnight. I mean, you know, we have existing customers who want existing products.

        So - and yes, that's the platform with the twin-halide approach and high-volume output. We'll - it is big enough to accept a variety of optical solutions. And therefore, I could well imagine that an optical solution which is good for one particular node from SVG could populate the TWINSCAN platform and give an excellent product for customers.

Ali Irani: Additionally, looking at some of the supply issues that you've talked about in the past limiting your capacity growth, will some of the vertical integration of Silicon Valley Group provide you with resources now to accelerate capacity build?

        Or will you see some of the part manufacturing where you're now outsourcing in Europe potentially finding a second source supply internally within the Silicon Valley operations?

        And finally, could you give us some color on the recent progress on the RTP development please?

Doug Dunn: I'll attempt the first half of your question. And I'm not yet sufficiently familiar to ((inaudible)) the second. Perhaps Papken will.

Papken Der Torossian: Okay. You want to ((inaudible))?

Doug Dunn: No, why don't you do - right, do them both. Go ahead.

Papken Der Torossian: Okay. Let me tell you about the RTP. As we announced earlier, we -- I think it was at Semicon -- we have, I think, six, now close to eight customers are RTP.

        In fact, we are limiting the number of customers because of our own capability not only to supply, but to support the product, because obviously we have to support the product, which is, by the way, an issue here which is very important, which both Doug and I have thought about -- the support issue of these products in the market place.

        With the good strong technical support globally, it is going to be something that we can really really, you know, build on together. And that's a very important issue for our field engineers throughout the world.

        On the acceleration, as you know, we have said the cost of ownership of this product with its innovative nature, with the ((inaudible)), without being subjected to the ((inaudible)) of the wafer - ((inaudible)) changes of the wafer gives us tremendous uniformity on the wafer.

        Plus it gives us a very fast track on the order of hundreds of ((inaudible)) per second. And that - the cost of ownership we are told is about - for a four-stage machine is 1/4 to at least 1/8 of what we can see what the other competitors are doing. And this, of course, ultimately has to be shown in the customer as we ship the machines. So we are very very excited about that product in the future.

Doug Dunn: Now back to your issues of supply base and can we cross-fertilize there, the answer is, I think, yes. I mean, I certainly hope so. And I believe that to be the case.

        You know, SVG has good internal capability. But also they're tapped into the US supply base. And they understand it better than we do certainly. We in Europe of course have a better understanding of the European supply base. And, you know, it stands to reason that by looking at - by expanding our supply base into - tapping into the SVG ones, we'll get some benefits and vice-versa.

        And yes, keeping the supplies growing with us has been one of our fundamental problems this year. You know that, Ali. And that hasn't gone away yet. And I'm hoping this will help put that to bed.

        Although let's not kid ourselves. The designs of both sets of products are now well established. And it takes any new supplier a significant amount of time to tool-up for the new modules and to produce them at the right quality, and right cost, and so on.

        So I don't think that's going to benefit this year or next year, because this deal won't go down for another four to six months yet. And it'll take the rest of next year therefore to get the supply base sorted out and maybe have some cross-fertilization. So the benefits are not going to come through, I regret to say, until probably 2002.

Ali Irani: Thank you very much.

Doug Dunn: My pleasure.

Operator: We'll go next to Sue Billat with Robertson Stephens.

Sue Billat: Yes. Congratulations again on an intriguing combination. It sounds like it's great for both of you.

        I had a question. You listed as one of the synergies the ability to ramp manufacturing. And certainly we see that in the module design. And yet your lead times - ASML's lead times are perhaps the longest in the industry.

        I just returned from Asia. And some customers told me they were concerned. They had to buy from competitors. They just couldn't get enough from you. So I wondered if you could with this additional capability, can you give us an idea of how your ramps are going and where you might be able to ramp?

        I think you've advised most of us that through the third quarter of next year, things are pretty well fixed. But how can you ramp higher? And what are the bottlenecks, other than the obvious bottleneck of lenses? And how might that grow as we get into 2002?

Doug Dunn: Yes. Thanks, Sue. Yes, you're right in your - some of your assumptions there. I mean, no matter how we increase our supply, we seem to be - we seem to have insatiable customers with appetites beyond our capabilities at this point in time.

        I guess that's a tribute to our product quality, by the way. But it's also a frustration that we can't sell more because of these issues. But we are selling a hell of lot, as you know.

        As I explained, you know, to change the gear of suppliers onto a new product is quite a long-term project. So it is not going to make any - add any benefits to ASML or SVG through most of next year. Yes, there'll be some small suppliers with some specialty components we can take advantage of. But it won't tackle the major problems.

        And throughout next year we have, both of us, the dual task of ramping-up new products -- because you always have, you know, a higher level of problems than the existing products -- and also taking those same suppliers to a higher level of capability for existing products. And that's a hell of a challenge.

        And this deal will ultimately provide, I think, SVG with the insight into how developed how to develop - design and develop next-generation systems to be more modular, and therefore to get to higher levels of volume.

        Because although you criticized, Sue, the fact we aren't getting enough products to customers -- and I would accept that criticism -- we are giving a hell of a lot, you know, in excess of 300 this year. And therefore, it tells you that our modular design has got the best abilities to ramp quickly.

        Can it ramp quickly enough? Well clearly not. But at least it's doing a pretty - you know, a pretty startling job there. And SVG, I think, will benefit from that knowledge that they will gain from us. And if we can take their level of output, which is going to be roughly 100 systems next year...

Man: Right.

Doug Dunn: ...you know, to the one - to 200, 300 system level, then we'll have done a pretty good job. So through the design process, by designing for modular construction, we will get an increased capability in SVG as well.

        And, you know, we have to work with our suppliers and SVG's suppliers now and take advantage of the supply base in the USA, which until now we've frankly ignored, to increase the speed at which we can ramp-up. So I think there are medium and long-term benefits, but no short-term gains.

        Sue Billat: Okay. Thank you.

Doug Dunn: And don't forget, Sue, this is ((inaudible)) question. This is an R&D driven initiative, because most of the advantages are going to come from shortening those R&D cycle times on 157 and EUV.

Sue Billat: Yes.

Doug Dunn: And we have to decide on those technical solutions now. You know, now is the time to resolve the tool configuration for 157, not a year from now.

Operator: We'll take our next question from Min Pang with SG Cowen.

Min Pang: Okay. I've got a number of questions. First is, if you had to separate the track and the thermal products from the core lithography business, how much more or less accretive would this acquisition have been?

Doug Dunn: Wow, that's quite a question. I'll let the two highly paid and capable finance guys here sweat over that for a minute or two. Just give us a second.

Russell Weinstock: Why don't you go to your second question before...

Doug Dunn: Yes. Do you have some more we can - some easy ones for us?

Min Pang: All right.

Russell Weinstock: ((inaudible)) investment bankers involved in this valuation in a minute.

Min Pang: All right. A related question, Doug, I think to use your words, you'd referred to the thermal business as being synergistically further away...

Doug Dunn: Yes.

Min Pang: ...from the track and the litho.

Doug Dunn: Yes.

Min Pang: Going forward, how would you see yourselves bringing that product line closer into synergy with the rest of your products? Is that going to be an internal development process? Is it going to be more acquisitions? How do you see that playing out?

Doug Dunn: Yes. You know, physically they're quite separate in the fab, as you know. And therefore - and the closeness I referred to was the mechanical closeness, I mean, trying to bolt onto the litho system. The thermal products are several meters away, if not several tens of meters away.

        And the synergies therefore - I don't recognize any yet in the product sense of the word. But clearly we share common customers. We share a common sales organization. We will share a common service organization. That's very important. We can have common space holdings. And so they the - and, you know, knowing your customers is important in this business.

        So they are the synergies I would look to from the thermal division. But let's face it. Thermal will always be a little bit more separate than tracks by virtue of the fact that it performs a different function in the fab.

Peter Wennink: On your question with respect to the accretive character of the track and the thermal division, if you would take out track and thermal, it would be less accretive to the total deal. So they do contribute a relatively higher percentage of the earnings.

Min Pang: And can you...

Peter Wennink: ...be that much. But if you ask the question, will it go up or will it go down, it will probably go down.

Min Pang: Okay. And can you quantify by how much?

Peter Wennink: Not exactly at this moment.

Min Pang: No, Min, I think...

Peter Wennink: We looked at the total group.

Russell Weinstock: Yes. Min, this is Russell. I think if you look at it and you know, you know, SVG has three legs to its tool and, you know, how some of those allocations and all the rest, you know, go back and forth between the two, that's a pretty complicated question to get into.

        I think on the Web you can see some of the numbers in terms of where the EBIT numbers are being generated from. But I think there's some real good value if you look at the whole entity in one piece.

Papken Der Torossian: You know, I do want to add something about this terminal.
        Our terminal division has a very wide customer base throughout the world, including Japan. And we do have - we have received many, several actually, late supply orders from customers.

        And we feel that there's a melding of broad-based suppliers globally in the lithography market. Together I think we can really add to each other by basically cross-selling our products to the customers, which are not necessarily the same.

        So I really think that's going to add a lot. And we have a very good executive running that division, Jeff (Kowalski), who's probably the expert in the thermal issues. So we'll sell to the same customers. So that's where we are.

Min Pang: Okay. And then finally related to that is, from the fact that you're selling thermal products to Japan, could it be construed that this deal will help ASML-SVG to sell lithography tools into Japan?

Doug Dunn: You know, the more contact you have with your customers, it's better, clearly. So it's a small step in the right direction, a positive step in the right direction, yes.

        As you've recognized, we have not sold any tools yet into Japan. We will, by the way. And we've prophetized that. And it will happen. But also, this will help us, because it gives us a direct contact with customers. And that always helps.

Min Pang: That's great. Thanks very much.

Doug Dunn: Thank you.

Operator: We'll take our next question from Tom Van Buskirk with Silverado
        Capital Management.

        Mr. Van Buskirk, your line is open.

Doug Dunn: Hello? Hello?

Operator: We'll move on to Ed Kressler with Angelo Gordon.

Ed Kressler: Good morning. Congratulations.

Papken Der Torossian: Thank you.

Doug Dunn: Thanks.

Ed Kressler: Just in terms of the way that the deal is going to play-out, are there any collars associate with the transaction?

Peter Wennink: No.

Ed Kressler: Any walk-away prices in terms of stock prices?

Doug Dunn: No.

Peter Wennink: No.

Ed Kressler: And then finally, in the merger agreement, is there anything relating to - in the Material Adverse Change section if Intel should decide that they don't like the deal and decided to cancel orders or anything of the like that the deal would be canceled?

Doug Dunn: No.

Peter Wennink: Provisions like that are not there.

Doug Dunn: We would not have entered into it if Intel would have had that view.

Peter Wennink: No.

Ed Kressler: Great, great. Last question, just in terms of potential antitrust clearances, if either the EU or DOJ FTC comes back and determines that there is a concentration here, do you have a plan in terms of what you might be willing to divest? Or would you even consider divestiture in that case?

Doug Dunn: No, we wouldn't consider divestiture. That's not in our thinking right now. And I hope it never will be. I don't think - you know, yes, you can never predict the FTC here.

        But if you look at what they're trying to protect, it's the integrity of the US technology base. We've made quite clear statements -- and we'll back this up with lots of dollars -- that we intend to expand the US technology and production base. And therefore, it enhances and not depletes it. And that's the primary concern of the FTC.

        I think Europe will be perhaps slightly less of a problem. I'm never complacent here. But we have no intention whatsoever to divest anything resulting from their investigations. We can convince them, we're pretty sure, that this is a good and positive deal for the USA.

Ed Kressler: Terrific. Best of luck.

Doug Dunn: Thanks a lot.

Russell Weinstock: Thanks.

Operator: We'll go next to Christine Lunday with Solid State Technology.

Christine Lunday: Hi. Thanks, sir, for taking my call. I think you've touched somewhat on my question. But I'll ask it anyway. And then hopefully you can expand a little bit further.

        I'm wondering if you can talk a little bit about how you will combine SVG's 157 and EUV programs? You've mentioned the discussion of the modular design and helping that as far as, you know, being able to ramp more quickly.

        But I'm just wondering if you could explain a little bit further as to what your thinking is on getting those programs really incorporated into ASML and, you know, going forward, how that will play-out?

Doug Dunn: Well we - yes certainly. That's a good question. Thanks. The reason this is important, by the way, is, you know, there are two issues on these very exotic programs. One is the issue of the cost of the program. And one is the time it takes to bring these to the market.

        If you look at the cost to develop, over time you're going to spend up to $1 billion or euros -- it doesn't matter which -- on each of these programs, 157 and EUV. Each company would spend that naturally if it were separate from the other.

        And the challenges, the engineering challenges, the physics challenges, are both the same. So we have sets of engineers potentially working on the same products, spending $1 billion each the next three or four years.

        And what we are going to do now is bring those teams together and target them to throw away any preconceptions and look analytically at which is the best solution, and to spend the same amount of cash - maybe a bit less, but the same amount of cash with twice the number of engineers committed to it to reduce that lead time.

        And the primary issue to be resolved is the optical system. The rest of it, you know, between the two of us, we have. We have great platforms. And I've already mentioned about in the future the high-volume 300 millimeter platform will be the TWINSCAN offering from ASML. That's just a fact of where we are today.

        So the first thing we have to do is resolve which of the optical systems is going to be give the customers the best imaging, performance, overlay, and so on that we can provide.

        And the time to decide that is now, because if we go down a twin-track solution for too long, then essentially we're wasting 1/2 the resources. And that we can't afford to do. So that decision needs to be taken now.

        That's why the timing of this deal is serendipitous. And the market is right for it. Both companies are mature enough to accept it. And the timing of new technology has to be taken kind of now.

        So we're going to spend a few months just analyzing each of us what we're doing, where our programs are taking us, what are the pros and cons of those programs.

        And then we'll focus on one solution. And we'll get all of the combined resources of both companies behind it. And we're going to blitz this thing. And that's the primary advantage.

        And that's - we must never lose sight of that single-minded determination to accelerate the pace of technology to gain the necessary customer acceptance. And by the way, by that technique, we will better survive the next downturn if and when it comes.

Christine Lunday: Okay. Thank you.

Doug Dunn: Thank you.

Operator: We'll take our next question from John Jacobson with Highfields
        Capital.

Brian (Shoe): Hi. It's Brian (Shoe) from Highfields. Just to clarify, in terms of the closing of the deal, you're expecting it to close sometime in the first quarter of next year, is that correct?

Doug Dunn: Yes, we certainly hope so. It's not - as you know, it's not totally under our control. We've been told by lawyers who want to make sure they have a good income, I guess, that it'll take at least three to four months, and could take as long as six months. Well they would say that, wouldn't they? But we believe that's a realistic time. So I guess towards the middle to end of first quarter next year.

Brian (Shoe): Okay. And you had mentioned there are no walk-away prices or material adverse change. But are there any breakup fees associated with the deal?

Russell Weinstock: Yes.

Brian (Shoe): Could you clarify on that?

Russell Weinstock: ...two percent.

Peter Wennink: Yes. It's around a $40 million level.

Brian (Shoe): A $40 million breakup fee, okay. Thank you.

Doug Dunn: Thank you.

Operator: We'll take our next question from Michael Schechter with Mentor
        Partners.

Michael Schechter: Just given the market shares that you've outlined, you know, and given what the EU has been doing lately, I mean, where are you getting the comfort that this is going to clear the EU? And can you be more specific maybe on a more targeted market share and more targeted products?

Doug Dunn: Yes. It's just kind of a bit difficult question in once sense though, because, you know, I can forecast many things, including the weather tomorrow, but I can't forecast what the irrational workings of government minds will sometimes lead to us. I have a smile on my face. You can't see the smile here.

        I mean, looking at this objectively and trying to see the interests of the EU and the interests of the USA government, I don't think there is cause for great concern. There will certainly be a lot of questions. And it is a key strategic technology. And I recognize both those things. But we're not here destroying technology and making savings.

        We're actually expanding the technology base for both Europe and the USA, and doing it in the safest way we can think of. And that is by two great companies combining their resources to ensure that both Europe and the USA are strategically enhanced as a result of it.

        So you asked the question, well what gives me confidence? Well my own perspective clearly is biased. But I think it's an excellent deal for both continents technically.

        And also the provisional inputs we've had from our advisors, they've added a lot of questions. And they're quite right to ask those questions. But we can actually accommodate those questions and give compelling answers to resolve those issues.

Michael Schechter: Who are your antitrust advisors?

Doug Dunn: I'm not sure I want to give those names out just now actually. But we do have some.

Michael Schechter: Can you be more specific where the direct overlap between the two companies are on a more...

Doug Dunn: Direct overlap?

Michael Schechter: ...more direct competition?

Doug Dunn: Yes.

Peter Wennink: Can I come back to the first question? Because it relates to the second one. I mean, if you look at the European field, if you look at where ASML has been working, we've been working in the lithography market.

        If we take the lithography market that is served in Europe by the SVG group and compare that to where we are there, there's not a significant movement in the market share that we currently have.

        So from a market competitive point-of-view, there is no reason why there should - why it would be considered a significant change. It would be the same market share percentage almost as we currently actually now have on a stand-alone basis.

        So from a market competitive point-of-view, I don't see the impact there. I can see an impact from a strategic point-of-view. And Doug talked about that. So when you look at what I would say are the sheer numbers, there is enough basis for the confidence.

Michael Schechter: I mean, do you consider it a world market? Or do you consider it a regional market, you know, EU, Asia, ((inaudible))?

Doug Dunn: A world market.

Peter Wennink: Yes. But if you're talking about the European Union, and specifically about the market conditions there, I mean, it's clear that it doesn't change a lot.

Michael Schechter: Thank you.

Operator: We'll go next to Mark Fitzgerald with Bank of America Securities.

Mr. Fitzgerald, your line is open.

Papken Der Torossian: Hello, Mark.

Operator: We'll move on to Christina Osmnena with Needham & Company.

        We'll go next to Gunnar Miller with Goldman Sachs.

Gunnar Miller: This may be a little bit of a mundane question. But I'm going to assume that if the functional currency of SVG remains the dollar, that's then going to be combined into the main entity.

        Two questions, are you going to be doing currency hedging? And Number 2, you're still going to be reporting results on the half-year, correct?

Peter Wennink: Yes. The latter - the answer to your latter question is yes. The answer on the first question is, as a result of this capital stake, we're not going to hedge the financial interest that we as ASML Holding have have in the US company.

        It will be accounted through the CTA account, the Currency Translation Account, as part of the shareholders' equity.

Gunnar Miller: So it would be realistic to expect that we might have some - a higher degree of fluctuation in the Interest and Other lines?

Peter Wennink: Well the degree of fluctuation you will see in that translation from the dollar results of the SVG operation in the euro translation. That's what you will see.

        But if you look at what the - because the dollar remains the essential currency of the SVG operations, what you will see is that the exposure that we have is in the net investment that we as a holding company have in the US company. And that will be translated back through the CTA account into shareholders' equity.

        So it doesn't really translate back into the income statement. The only thing that you will see is the translation of the dollar sales and the costs directly into the consolidated statement of operations.

Gunnar Miller: That's exactly what I wanted. Thank you.

Peter Wennink: Okay.

Operator: We'll take our next question from Edward White with Lehman Brothers.

Edward White: ...in terms of the opportunity you see on the track business in terms of providing an integrated solution?

Peter Wennink: Sorry. Could you repeat the question?

Doug Dunn: Repeat the question. Ed, repeat that please.

Edward White: Could you elaborate on the track business in terms of the opportunity you see in providing an integrated solution?

Doug Dunn: Yes. I've tried my version of that. Maybe I'm going to pass it across to Papken. He's done both tracks and litho for several years now. So he's probably better qualified than me to answer the question. Papken?

Papken Der Torossian: You know, Ed, as you know, we have talked about the photolithography cluster for almost ten years. And we have always wondered why people have not really capitalized on that. Because as you can see, if you can combine both together, you can have one controller. We can actually reduce the time, especially with this new photoresist in terms of exposure on that.

        Now one of the problems we have at SVG is being only a leading-edge supplier, not directly addressing the mass market of i-line and, frankly, the (248-INA). We have never been able to take full advantage of that.

        And I really think that this combination - we have had many customers who are already telling us, I want you to work with ASML to really work together. And I will not mention them right now. And I think being a broad-range lithography supplier will give us a tremendous leg upward in introducing these photolithography sectors going forward.

Doug Dunn: And just to finish-up from me -- that was a good answer from Papken there -- I think it will result in a compelling cost of ownership equation finally, because you can reduce the time overhead and also the cost overhead by having two different systems, if you combine them more into a cluster tool.

        So the result is more wafers out per hour, less time wasted moving wafers around, and potentially, lower cost of ownership also.

Edward White: Thank you.

Operator: We'll go next to Robert Maire with Bear Stearns.

Robert Maire: Yes, a couple questions. Number 1, one of the key issues in this business has been availability of lenses and/or lens material.

        Specifically on the lens material, you both have allocations for lens material for the shorter wavelength type of machines that you will be producing. How does this combination enhance that? And will there be any reallocation of your materials that you have?

        And could you tell us how Zeiss and the optical subdivision of SVG will be sort of co-developing? Will you be perhaps developing lenses at the SVG optical area for ASM? Or do you intend on keeping those operations separate for the time being? Could you give us some more on that?

Doug Dunn: Yes. That's quite a complex question you've asked there. I mean, you're referring to calcium fluoride, as we all recognize, as being very hard to produce in repeatable and reliable quantities with the right characteristics. Of course that isn't changed by this process we're going through today.

        What it does do though is let both sides of the Atlantic - the technical people look at the calcium fluoride requirement. And maybe from that will come some interesting revelations that, you know, one side has compared to the other.

        It also means that we can go forward with the calcium fluoride suppliers with a more compelling story that we are, you know, a bigger and even more committed company to give them the reassurance to make the investments to produce more of the difficult to produce stuff.

        And we'll also we able to look at the comparison of optical designs, because maybe some designs of, you know, SVG or ASML are more tolerant to a different quality of calcium fluoride or less calcium fluoride. So there are second-order benefits here. But I think fundamentally calcium fluoride is going to be an issue for a little bit of time to come yet.

Man: ((inaudible)).

Doug Dunn: Yes. You asked the question about - on the back of - on the optical side of it about whether Zeiss - you know, how do we combine the Zeiss assets and those of SVG. I mean, right now, they're separated and will continue with their own programs. And that will continue for existing programs for a long time.

        But I have said that at 157 and beyond 157 we're going to look at methods to combine those programs. So you'll have, if you like, both companies extending their existing products a long way into the future, and both companies making a contribution jointly to the emergent technologies of 157 and EUV.

Robert Maire: Okay. And a follow-on question, I understand that you have the blessings of Intel already on this proposal - on this proposed merger of the two companies. Do you have any blessings from any governmental agencies, specifically in the US?

        As I understand it, things that can be linked to national defense go through an agency going all the way up to the President, et cetera, et cetera. And given that we're in an election year, have you had any discussions with US governmental agencies for -- I wouldn't say pre-approval -- but discussions seeking their acquiescence to this transaction?

Doug Dunn: Sorry to disappoint you, but formally the answer is no. I personally have had no discussions whatsoever. And in fact, the first they will formally hear of this is today in the announcement. And we'll be filing later this week. So that's the factual statements on that one.

        So yes, we have had the chance to pre-discuss slightly with one or two leading customers, but not with the government, certainly in a formal way. And I've had no connection whatsoever.

Robert Maire: So I would assume that the blessing from Intel is something that should help your discussions with governmental agencies.

Doug Dunn: I mean, I'm no expert here. But I - you know, I think if key customers are supportive of the move, then it can only help in explaining to the government agencies that this is not a threatening position, but in fact an enhancing position. So yes, I believe that will be helpful.

Robert Maire: Okay. And one final question, given that you'll now have production in Europe and in the US, would it be your intent to bring the SVG facilities into Connecticut into a more modular-like construction, or I should say, final assembly and test type of methodology? And if so, over, you know, what period of time would we expect that to occur?

Doug Dunn: Yes. The answer is kind of emotionally yes. Practically, you know, it won't be easy, because we have existing designs and we have to continue making those designs, we being SVG here.

        But, you know, we're hoping to benefit reciprocally here. If we can teach the SVG guys how to do something slightly better, well they'll be very willing to pick it up, and vice-versa.

        I don't think you're going to see any low-hanging early fruits on modularity, because that comes in the designing phase of the product, you know, when you first start a book - a pen to paper, so to speak. Although it's on a screen these days. That's when you design in modularity.

        So that's going to come with next-generation tools. Existing tools may benefit somewhat. But that's just kind of second-order benefit, not a first-order benefit.

Robert Maire: Is there much commonality in sub-suppliers today?

Doug Dunn: I think not actually. Most of ours just by heritage are European, ours being ASML. And most of the SVG ones by virtue of their heritage are USA. And that's - I think that's a good thing, by the way, because we can expose each other now to a different set of suppliers.

Robert Maire: Great. Congratulations again on the deal.

Doug Dunn: Thanks a lot.

Papken Der Torossian: Thank you, Robert.

Operator: We'll go next to Chad Bennett with John G. Kinnard.

Chad Bennett: Yes, I just had a quick question. Could you expand a little bit with regard to the track division? You talked about the benefits of an integrated solution.

        Could you tell me what the nature will be going forward of your relationships with companies that have competing technology with track and how you're going to - or kind of what your plan is going forward with regards to other competing technologies?

Doug Dunn: Yes. You know, one thing we both would say here -- and SVG has been the living proof of this -- that customers will want to choose their own track suppliers. And they always will. And that's fine by me. And it's fine by SVG as well.

        So this does not mean that we have any way to, nor would we want to, force down customers' throats something they don't want. If they want a competing track, then that's fine. We will work with all track suppliers to ensure that the interfaces are there so that any track will work aggressively and well with any of our products.

        And I'll just say we haven't had this problem before. SVG has. And they're the living proof of how this can work. And they do sell tracks. And they do sell systems that use other people's tracks. And that won't change.

        And if we can find by the techniques alluded to by Papken earlier to reduce the overhead time and maybe the overhead cost by combining some of the systems of the track and the litho tool together, then that may give some advantage. But even then, if the customer prefers to go with a different supplier, then so be it. We are very happy to accommodate that.

Chad Bennett: Okay. Thanks.

Operator: We'll go next to Jay Deahna with Morgan Stanley Dean Witter.

Jay Deahna: Hi. I just wanted a clarification on a couple of quick things. Doug, is the SVG 193 (CAD-adaptic) lens structure going to be put on TWINSCAN? Or is it just the 157 and beyond?

Doug Dunn: Yes. That's a question I actually can't answer, Jay, because honestly
        I don't know. You know, as much as we've had a couple of weeks of diligence here, we haven't gone into each other's bottom drawers totally.

        We're very open - the point is, we're very open here. And I don't know the answer. And I guess in a few months experts will tell me the answer. We're very open here.

        We will choose the best solutions that there are. And if it happens to be SVG's solution, great, you know, that proves how wise we were to buy the company for the knockdown price of $1-1/2 billion.

        And so I honestly can't answer, because I just don't know. But if it is the preferred solution, Jay, believe me, we're not too - we're humble enough to accept it, and we'll use it.

Russell Weinstock: And we will focus the next six months on that particular issue.

Doug Dunn: Yes. That's going to be one of the investigative things we look into -- really what is the advantage of our approach, the advantage of SVG's approach, and ultimately, which will give the best result for the customer? And whatever it is, we'll adopt it. Maybe it's a combined - you know, kind of a merged approach. I don't know yet.

Jay Deahna: Okay. And a follow-up for Peter, in terms of the comments that it's accretive in 2001, is it accretive to consensus or what? And how accretive is it?

Peter Wennink: It's accretive to consensus. And it's at least 5%.

Jay Deahna: Okay. And then the last question is - I'm not overly concerned about antitrust-related approval. I'm just kind of curious. Papken, you've had experience with the Department of Defense, the Pentagon, et cetera. It seems to me, that would be the key hurdle -- any feelings on that?

Papken Der Torossian: Yes, I do. As a matter of fact, let me be very very direct and specific that we have started this year to establish a strong lithography base in the United States. And all our relationships and discussions with ASML have been to really strengthen that exact position.

        As Doug mentioned, we're going to invest more in this tool. We're ((inaudible)) right now. In fact, this issue came up with the employees. We're going to strengthen it and be the strongest global supplier for our customers, which are, by the way, global with factories all over the world. And that's our position right now.

Jay Deahna: Did you have any discussions with the DOD just to take their temperature on it before you moved forward?

Papken Der Torossian: The answer is no.

Jay Deahna: Okay.

Papken Der Torossian: Because, you know, we have all these SEC rules
        ((inaudible)), we didn't discuss anything with anybody.

        So the only thing I can say is that ASML and SVG together will be one - want to be Number 1. We want to be the Number 1 lithography supplier, advanced, and total. And we think we're in a very good position to do so with our strong US base and European base to supply global customers.

Jay Deahna: Sounds great. Congratulations again. And thanks a lot.

Doug Dunn: Okay.

Russell Weinstock: Thanks, Jay.

Doug Dunn: Thanks, Jay.

Operator: We'll take our next question from Tom Van Buskirk with Silverado
        Capital Management.

Tom Van Buskirk: Hi. Perhaps this was asked before and I missed it. Do you know whether you're going to require an approval at the EU level? Or is it going to be in individual countries?

Papken Der Torossian: At the EU level.

Tom Van Buskirk: You will? Okay. Thank you.

Doug Dunn: And we'll file to both of those, to the EU and to the US, this week.

Operator: Gentlemen, at this time we have no further questions standing by. Mr.
        Dunn, I'd like to turn the call back to you for any additional or closing remarks.

Doug Dunn: Okay. Well let me thank all of you guys and gals for spending your time with us. You can't see our faces. We're an excited bunch of guys here. We believe it really is a big step forward for the industry and for both continents in fact, the European and the US continents.

        And we are spending our time now - we're going to be talking to, as well as the shareholders, also the employees. They're very important in this process. So far, the reception has been very warm from employees. And clearly we'll need to carry them with us, so we're focusing our time on that one - on that issue.

        You've heard me say three or four times the major benefits. I won't repeat them again, not even for Peter's benefit. And we think it's a great deal. And thanks for your time and interest. And we hope to prove to you in the next year or two that this really is a good thing for all of us. Thanks a lot for your time and goodbye.


                                       END

                     ASM LITHOGRAPHY & SILICON VALLEY GROUP

                              MODERATOR: DOUG DUNN
                                 OCTOBER 2, 2000
                                  3:00 A.M. CT



Operator: Good morning. Thank you for joining us on today's ASM Lithography and Silicon Valley Group joint conference call. As a reminder, today's conference is being recorded.

        In a few moments, I will be turning the call over to Mr. Doug Dunn, Chief Executive Officer of ASM Lithography. Joining Mr. Dunn is Mr. Peter Wennick, Chief Financial Officer of ASML; Mr. Papken Der Torossian, Chief Executive Officer of SVG; and Mr. Russell Weinstock, Chief Financial Officer of SVG.

        Following the presentations, there will be an electronic question-and-answer period. Now, it is my pleasure to turn the call over to Mr. Dunn. Mr. Dunn, please go ahead, sir.

Doug Dunn: Thank you, Wendy. Well, good morning, ladies and gentlemen. I can tell you we have four gentlemen here very excited. We are so excited, in fact, we emerged from our beds at 3:00 o'clock this morning just to speak to you. So we can tell you how important - tells you how important we feel this deal is - this conference is. And we want to share that enthusiasm with you.

        One point of mention - there is a - the presentation on the Web. You may be accessing it. I would draw your attention to the Safe Harbor statement. I won't read it out to you this morning for brevity's sake, but please ensure that you're aware of it.

        Having said that, we'll move on to the meat of the discussion. Well, I guess it's pretty straight forward so you can understand our excitement. Today we announced that with a stock-for-stock merger we acquire the assets of SVG.

        So it is an exciting - I think for both parties - an exciting day, an exciting transaction. Because it brings together the technology of ASML, the technology of SVG, and creates a company that can really take that technology forward and enhance the speed of technical development. And thereby satisfy our customers.

        Here's the deal's structure, to start with. It is a tax-free stock-for -stock merger. The final exchange ratio is 1.286 shares of ASML for each share of SVG. The accounting will be a pooling of interest. There are conditions, SVG stockholders - and we require regulatory approval.

        We estimate that the first six months of next year, of 2001, we'll see that complete. And we will call the company ASML. A few of the highlights, and as a matter of mathematical fact, if you add together the market shares of both companies for the full year of 1999, it would give us around 43 percent market share.

        It's not possible for me to know this year what the market share numbers will be. We're only half way through the year. But in fact, the market share is not the important issue here. What is important is that we bring together the complementary skills of both companies.

        It combines ASML leading-edge volume production technology, with SVG's early introduction capabilities. So their ability to get new technology quickly to market in a prototype product, and our ability to turn those products into high-volume production products, is one of the leading advantages to both parties.

        It also means that joint R&D programs that we both are involved in - and I might tell you these are heavy items in the way of spend - those R&D programs we can now find ways to merge together to enhance the speed at which we can bring on the new technology. And that's a very important part of this deal.

        It combines the strong optical capability of ASML's partner, (Carl Zeiss), and SVG's equally strong expertise in the field of projection optics. It also opens both of us up to a new range of customers. SVG is very strong in the USA, with (amongst others) Intel as a prime customer. And we have perhaps greater strength overseas. And it allows both companies to look at that combined customer base.

        It also expands for ASML their product offering. Because no longer are we only a lithograph - lithography company, we now add to that the two other divisions of SVG; that is, the track division and the thermal division.

        You can probably understand that the track division - since that interfaces directly with the (Stepron) scanner - is a natural product extension. The thermal products we're equally excited about, because they have some new developments there which I think give a good indication of the their future potential.

        There is minimal customer overlap. The venture creates a company with strong revenues. It's immediately accretive. And we say that without having analyzed at all any of the synergies that will come into being later on.

        So there are the highlights. If you look at the last 12 months sales of ASML and SVG. And I'll give you, just to confuse you this time in the morning, the European numbers - the ASML numbers in euros - 1.76, rounding slightly there - billion euros. ASML - oh, sorry, SVG - 792 - let's call that $800 million. You can see the last year's strength of both companies. In all, we both grew substantially during the year 1999, and this year, 2000.

        Operating results for, again, the last 12 months. That's past 12 months ending June 30, 2000. Sales of - combined sales therefore of 2.55 billion euros - it's now in euros. And an EBIT of 369 - I'm going to call it 370 for roundness - 370 million euros. So good financial performance, strong company resulting from this.

        Just to put the divisions in perspective. Until this very day, ASML has been 100 percent lithography sales. The last 12 months for SVG - that's the 12 months ending 30th of June - lithography was 52.4 percent, thermal 34.9, and track 12.7. Therefore, the combined company has litho sales of 85 percent, thermal sales of 11 percent, and track sales of four percent. I'm rounding here for brevity, but it's within .2 of a percent. Giving a total sales of 2.55 billion euros.

        A word on the industry. First of all, we're a - our health is a direct function of the health of our customers, the semiconductor manufacturers. They've been going through a period of unprecedented growth for the past 12 - 18 months now. That is forecast by others better than me, (DataQuest), (VeriSite), it continued unto 2003. We'll see if that's right enough - I believe it is, by the way - the high growth rate for our customers.

        And that reflects in a high growth rate for the semiconductor capital equipment sales. Which has been growing at - which will average around 34 percent, if you take into account the last year and the next couple of years. So, a very high growth rate industry. Within that, lithography makes a very important contribution. And by 2002 will achieve sales in total - this is the industry, not just SVG and ASML - of about 8.5 to 9 billion euros.



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
        So, a strong industry. No sign yet of any slackening. I can say that as a hard-pressed supplier of captive equipment, there is not a week goes by, or even a day goes by these days, when a customer doesn't call me for more product. So whatever you may hear and read, I can tell you first-hand right now, that the insatiable appetite of our customers is there.

        It's strong, and they're increasingly aggressive as I have to struggle to meet their requirements. So, - and the same, by the way, for SVG. We're having a very good year this year and having strong pull from their customers also. So the marketplace is probably as healthy as it's been for the past 30, 40 years, in my opinion. And we look forward to maybe two more years of good, solid growth. Perhaps then with one year of consolidation.

        This move consolidates ASML's position as a leading supplier of (photolithic) equipment. We're actually quite candid here. We do face serious and severe competition. We have out there two very famous, famous companies -- Canon and Nikon - who are strong in this industry. Technically strong, with good market share. And therefore, much as we now perhaps are in the leading percentage terms, we're only as good as our last product. And this whole industry is determined by your next generation product. So this - bringing together these two great companies, in fact enhances our ability to maintain our technological lead. And I think that's a key element of this merger.

        So we will have technology leadership, in our opinion. We will add SVG's proprietary mirror-based optical designs to our own. Add together their products - Microscan and (Track-lister) capability. We will have a comprehensive product offering. We now will add to our lithography sales that of the track products. And increasingly, the clustering of these products together in a cell is becoming important. So we believe that that's an important strategic addition to our product lineup.

        We also will have the ability to move into the thermal business, thermal capital equipment business, and within the semiconductor industry. And that has also got high growth. And there are some new single wafer developments coming out, which will give, I think, a level playing field for all of us to generate market share.

        So we feel very positive about all those divisions. It enhances our customer base, and of course, it generates high revenues. And there will be the potential in the future for cost synergies. If you're keeping track with me, I'm on page 16 of the presentation on the Web page. And that just shows the historical market share tends of all the key players in the industry. Last year ASML reported to be around 35 percent market share, according to (DataQuest). Nikon were a couple or three points higher - 37, 38 percent.

        Canon were around just in the 20 percent. And SVG had just under 10 percent. So if you do the mathematical sum for last year, you'll see a market share of around 43 percent. But that was last year. And this is a whole new year, and we don't yet know how that's going to work out.

        Looking at the combined company overview, I'll just repeat again then some of the sales headlines - some of the financial headlines. For the last 12 months added together, it's 2.55 billion euros, with a gross profit of just under a billion - 943, to be exact. An EBIT of 369, and a net income of 255. Of course, ASML and SVG both contribute to those numbers.

        Balance sheet creates a company of total assets of around 3 billion - 2.997, to be accurate. I think a healthy balance sheet. And if you have questions on that, we can come back to them later on.

        Sales breakdown per region - just quickly refreshing you on ASML and SVG separately. ASML's biggest region is the Asia region, with around 51, 52 percent of our total sales. Korea 27, Taiwan 24, and Singapore around one. USA then 35 and Europe around 13 percent. And that reflects, to a large extent, with the exception of Japan, the semiconductor manufacturing and delivery geography. So we're well balanced around the world.

        SVG has a high U.S. dominance, as you'll be aware, with 68 percent of their sales in the USA. France and Ireland being their two European conquests - seven percent, in total. Israel, 11 percent. And rest of world is around 14 percent.

        Moving on to facts and figures. Employees - ASML has currently around 3,700 - 3,718, to be precise - employees. SVG similar, 3,600, in round figures. That gives a pro forma of 7,300.

        And we have also on this page, if you look at the Web page, the split between lithography, track, thermal and other parts of the organizations. I'll let you browse through those at your leisure. Clearly, because of the dominance of lithography sales, the other dominance of people apply to them.

        Geographically, for ASML certainly one of the benefits is that we gain a stronger USA presence, both in manufacturing and technology. SVG, a U.S. company, with a great presence, both on the East Coast and the West Coast. And that's something that we've envied for some time. And now we have that facility also. So we'll pick up their real estate and their people, both here on the East Coast and also on the West Coast. And we think that's a very, very positive move for ASML, who - we're very much a European-centered company. This now expands our manufacturing and our technology base to the USA, where of course, there's a different set of suppliers that we can become familiar with.

        There's a different pool of engineers to tap into. And it is our intention to expand manufacturing and development in both the USA and in Europe. So the USA will see increases in production and will see increases in R&D, because of the bringing together of these two companies. And by that process, we will better ensure that technology is kept alive in both continents. And we believe that that's important, because semiconductor manufacturing is a very strategic element of any economy. And the USA is perhaps one of the beneficiaries of that. And it is our intention and firm wish to ensure that technology gets continually stimulated and moved forward. This will bring about an increase in the pace at which we can develop new products. And a lot of those new products will be developed here in the USA.

        I'll very quickly look at ASML and SVG separately in non-financial terms. Let me make the statement, however, that lithography - and I don't say this in any respect claiming fame over tracks and thermal, which play an important part. Lithography has always been acknowledged as a key enabling element of the semiconductor industry. Without the moves in lithography, you won't have the (high packing density) on the chip. And you won't have an Internet, quite frankly. And you won't have videophones in a year or two's time, either.

        So this is the key building block that powers the semiconductor industry, that powers the Internet revolution. ASML has developed techniques of design, for modular design and manufacturing, that allows us - has allowed us to convince customers to buy from us in increasing numbers. Our capability is in the servo mechanism and the mechanics. And we leave it to our partner, Carl Zeiss, to be the expert in optics.

        We are the system integrator, and we are the guys who put together the most productive tools in the world. And I say that with due humility, because I'm looking at my SVG friends here. They have leading edge technology; we perhaps have the advantage in the high productivity and through-put.

        And our latest product, the twin scan, which is the 300 millimeter market, will become the platform of the future for both companies. We'll migrate, over time, for 300 millimeters onto the twin scan platform. Of course, I want to make that point that today and for the reasonably foreseeable future, because of the backlog of orders that SVG have, we are fully committed to supporting their product line.

        And every customer that has a contract with us, and those who wish to place orders with us, will find that we'll honor those contracts to the best of our combined abilities. So the SVG products will continue in their present form. It's only when you look forward to the next generation technology, that you begin to see the ability to converge platforms. So we're talking here maybe 1, 5, 7 nanometer and the UV. So our core competence at ASML - fine mechanics, best of the control systems, good stage technology, high resolution and imaging systems, thanks to our partners in Carl Zeiss.

        Result there for our customers get very high wafer-through (per out). They get high productivity gains. And they're able to use less systems because of the high through-put, and therefore, less floor space, and therefore have a capital advantage. We also offer them short lead times to volume production, which helps them in their ramp-up phase.

        That's a real quick refreshment of our numbers at ASML. The backlog, which is an important life sign, if you like, or health sign, of any company. The backlog by region, in percentage terms. Taiwan, 30 percent; USA, 26 percent; Europe, 14; Singapore, 15 - Singapore's now growing. And I think that's quite a health backlog.

        Yes, and as we go through this year, by the way, because these numbers were the end of - were at June, 2000 - as we continue through the quarter, the third quarter and fourth quarter, that backlog is growing.

        If you look at our customer base, (not) now geographically - and the backlog we had with our customers, and segregate our customers into the memory guys, the Logic and ASIC guys, the microprocessor guys, and the Foundry guys. Memory is about 14 percent today of our end-of-

        June backlog. Logic and ASIC is 33 percent; Foundry 32 percent; microprocessor, microcontroller units around 13 percent.

        Just as a kind of an aside comment here. You know, customers place orders in lumpy installments. And therefore this ratio does change. And the fact that memory is down to 14 percent is a function of the fact that the Foundry guys, who have been really growing this year, came in with some huge orders. And that boosted the percentage of the Foundry orders. So that's merely a matter of fact at the end of the second quarter.

        I'm going to wrap up soon, but with an overview of SVG. And clearly, my other two colleagues, Papken and Russell, are better equipped than me to comment on this. But let's see if I can get at least some of the numbers right. It proves I can read, at least.

        SVG, which goes back to 1977, in fact, as a company, located in San Jose, California. As I said, employs around 3,600 people. Is also a leading supplier of advance (wafer) for processing equipment. I pay tribute to their advanced technology in lithography. And I pay tribute to their new concepts in both the track equipment and the thermal processing equipment.

        The company in fact designs, manufactures and markets very sophisticated equipment. And it's used clearly in the primary stages of semiconductor manufacturing. It has the three product groups I mentioned, the litho system group, the track systems group, and the thermal systems group.

        Looking at their last 12 month sales, 52.4 percent to be precise, came from litho, 12.7 from track, and around 35 from thermal. Their EBIT, slightly different balance, similar though. Forty-five percent from litho, 16 percent from track and 40 - 39 percent from thermal.

        So, a total sales of 792 - now, we're talking millions of dollars - and a total of $44 million for EBIT for the year ended June 30th of 2000.

        They have a rich range of products. On page 32 you'll see some - hopefully, some nice photographs of those. And it shows both their legacy, their heritage of great products going for 25 years now. And also, today and the future products, the Micrascan 193, which is being very well received by the market. An excellent product. An advanced product that allows our customers to really produce products at the leading edge of the imaging revolution.

        So they have a good range of litho products. And an equally compelling new range of products in both track and thermal. I just mentioned their latest track product, which has I think shipped only in the last quarter. The first products.

        It's called Procell - P-r-o-c-e-l-l. It's a very innovative design. It's intended to be clustered with the litho (too), so it's no longer a linear, in-out site type of property. It allows some corrective feedback in the process.

        And it's a bridge tool for both 200 millimeter products. I think it puts SVG back in the marketplace with quite a bang, because this product has a small physical footprint. It is well tuned to customer requirements for 300 millimeter. And we feel quite excited about it. First customer feedback - and it's a limited quantity of customers only so far - is pretty positive.

        Moving on to their thermal products. And here I'm no expert, but having quickly reviewed their products, they have some good Legacy systems. And I'm particularly impressed by their new RTP - rapid thermal processing - product. Single wafer product, which is again, a new product.

        It's a radically new design. It uses some very interesting IP. And I think it's going to achieve significant market share gains. So we're very impressed also with their out-of-the-box thinking on new products for both track and thermal systems.

        Again, it's a bridge tool. It will do 220 millimeter products. And it's a cluster tool. And has many exciting features that our customers, I think, will appreciate.

        OK. So I'm rapidly drawing to a close on the formal part of the presentation. I'm getting some advice from one of my colleagues here. Thank you. Just a quick word on the management team. Clearly because we have to go through the process of approval, then essentially nothing happens until that process is concluded. Which I again repeat, was sometime in the first half of next year. Other than existing management, then both parties will continue to give their absolute energy to promoting both companies in the marketplace, to meeting customer demands.

        Of course, we'll be cooperating together on any important key issues. But believe me, the management team of SVG, I think, are, to a man, fully behind that. And two of them can speak for themselves shortly. But even below these two heavyweights, we have an excellent group of people who are committed to this merger. Who feel the compelling conviction that it's the right thing for the industry and the right thing for technology development. And the right thing for the USA technology base. So we have, fortunately, so far at least - and I'm sure that will continue - a very motivated group of people who will continue with the tasks in hand.

        And you can see the organizations of both companies on pages 37 and 38, if you wish. I'm going to just I think at this point probably pass you across to a gentleman that you're probably aware of also. Let me just repeat therefore, we're excited by this. It's early morning, but our enthusiasm I hope translates to you. It's a great coming together of two companies with a great heritage.

        ASML came from Philips. A good technology base and they're doing an excellent job in generating systems and gaining market share. SVG also came from a heritage of other companies, joined together in '77. A great company in (mid-to-excellent) technology. Also gaining market share.

        The market itself is very buoyant and will remain buoyant for at least a couple of years yet, so - according to the forecasters. And I tend to believe that. Therefore it's a positive time to make this move. The competition is very, very strong. We have fierce competition from Canon and Nikon. We also have fierce competition from SVG for the next six months, who'll continue pushing against us, I'm sure. Which allows at least the technology bases of both companies to join together and be a strong force for the future, emphasizing the commitment to the USA technology base and the USA manufacturing base.

        I'm therefore going to introduce my CEO colleague, Mr. Papken Der Torossian. He will now give you his view, and I am not twisting his arm on this deal. And after that, we can take any questions. Papken, over to you.

        Papken Der Torossian: Thank you. Thank you very much, Doug. And thank you all for attending this early morning conference with us. As Chief Executive and one of the largest shareholders of SVG, I can speak. Individual shareholders say that this is a very exciting, really, merger or acquisition by the two companies which are both growing.

        And the timing is perfect, because the industry is on its - I would say, first year of expansion. We're both under tremendous pressure by our customers to deliver more advanced tools. We have (the long legs left) for this industry and I really think it's perfect timing and perfect opportunity for both companies. It's one of these cases when one and one is definitely three. I'm very excited about this. And I think that under the leadership of Doug Dunn, who's a very experienced global executive, who has great vision and experience in the semiconductor industry, I think these two companies will do fine.

Doug Dunn: Thanks, Papken. Now I want to make a tribute also to the leadership Papken's shown. Those who know the - and I come from many, many, many years - more than I care to think about - in the semiconductor industry - the companies Papken brought together under the title SVG have a rich heritage. And I want to congratulate Papken for having pulled together those mergers. And pulled off the difficult task of making a viable company with one culture and one style from that kind of a different starting point. So I'd like to thank him for his efforts also over the years.

        OK, I think we're probably over the formal parts. My two financial colleagues, Russ from SVG, and Peter from ASML, are here sitting poised also, in case you ask any of those tedious and difficult financial questions.

        Just in case you were a little bit confused by my opening statement, I am sitting in New York, not in Europe. We are having this conference therefore at 4:00 o'clock in the morning, our time. It's dark here, but pleasant. And I walked from the hotel to this conference room and didn't get mugged. So things are improving in New York, as well. Having said that, Wendy, I'd like to throw it open to questions now.

Operator: Thank you, gentlemen. The question and answer session will be conducted electronically. Anyone wishing to ask a question may do so by pressing the star or asterisk key, followed by the digit one on your telephone at this time. We will proceed in the order that you signal us, and will take as many questions as time permits.

        Once again, press star and then one if you do have a question. We'll pause for just a moment.

        And our first question today will come from Kathryn Buergert, from CS First Boston. Please go ahead.

Kathryn Buergert: Hi, and congratulations to you all on the combination. I guess
        SVG has been making quite some penetration gains at 193. Do you foresee this combination accelerating 193 sales? And what does it do to your competitive position there, versus Nikon and Canon?

Doug Dunn: We're not going to fight to answer the questions here. By the way, good morning, Kathy, and thanks for the question. It's, as usual, a good question. It's right to the heart of the technology question here. Papken and I won't fight on this, because I recognize the excellent job they've done at 193. I also will give me some credit for the job we did at 193 as well. And the good news is - the good news is, that if we look at our output this year and Papken's output - and SVG's output this year
        - customers still want some more.

        So this year I think it won't do anything other than bring together for review the technology developments for beyond 193. We are both committed to supplying, to the best of our abilities, and right now we both supply limited - the 193 products for existing and new customers.

        I think, Kathy, the real - you'll see the real impetus from this merger when we finally get together and the next few months out of the way. We then look at 157 EUV. I think that's where we can really put the pedal to the metal and make some really significant gains in technology and march forward.

        So 193, you know, good position we're both in. SVG's done a great job there. And I must say, a fantastic job. We're going to enjoy selling their products for many years to come yet, alongside our own. Customers now will have a choice. And they will choose based on their merits for the two companies. And the real benefit's going to come in the future.

        I'll just pass it across to Papken, who may want to contradict what I've said. But I hope not!

Papken Der Torossian: No, Kathy, I think that is really an excellent question.
        I'm sure many of the listeners want to see the answer. We have said publicly that we are under tremendous pressure to increase the production of the 193. We were correct in predicting that that is the right physics to enter a product.

        And I'm really, really looking forward to get some of the modular expertise, modular production expertise and the tremendous ramping capability that SVG brings, to really accelerate the production of our 193 to the marketplace. And I really think that that is an excitement. I've talked to my people and they feel the same way.

Kathryn Buergert: So, am I - so you'll take both technologies forward at 193 and combine the manufacturing expertise? Is that ... ?

Doug Dunn: Well, we'll take both forward at 193 from a product point of view.
        You know, it would be unrealistic for me to say that in the short to medium term we're going to combine any manufacturing. With expertise, we can look at it. I mean, SVG have an excellent supply base in the USA.

        As you know, Kathy, because you follow this very well, our supply base has been a constant source of difficulty this year in keeping up with the pace of our customers. So we can tap into the SVG supply base, and equally well. Within Europe we have also some good suppliers, and SVG can perhaps tap into those. So it may well be that we manage to overcome some of these rather frustrating supply-base issues in the next six to twelve months.

        But I think nothing will change, being frank about this, for the next six months. We're both working as hard as we can around the clock to spit these systems out. And there will be two 193 products for a long, long, long, long time yet. That isn't our point of convergence. It's after 193.

Kathryn Buergert: And when you talk about he supply base, are you - is that Zeiss, more specifically?

Doug Dunn: No, it's not only Zeiss ...

Kathryn Buergert: On the lens side, I mean?

Doug Dunn: Oh, you're talking for ASML. Now I won't speak for issues of SVG.
        I don't know them. From our supply base point of view it's not just us Zeiss, no. It's integrated circuit suppliers, it's PCB suppliers, it's ... Yeah, Zeiss are also in there (as the new guy) struggling.

        But on the positive side, it's not some people. Look, it's not the (laser) guys. They're doing pretty well, so at least one or two parts of the industry can keep up.

        But I'm looking more to the - not to the optical supply base, because we are both locked into our optical suppliers and that won't change for
        193. I'm looking more at the mechanics and the PCB and the fine machining companies. They're the ones that could help relieve some of our bottlenecks, and possibly SVG's also.

Kathryn Buergert: OK. And one other question on the R&D. Does that continue at the level of the sum of the two? Or is there some savings to be realized there?

Doug Dunn: Right now, the sum of the two. I mean, there may be future savings, if you see what I mean. Future costs we won't incur. But I've stated already and this is really - you know, Kathy, that we're as good as our last product, right? Or our next product. So the R&D investments will continue in as vigorous a way as we can support and SVG can support, until this thing finally is closed.

        At that point in time, the combined R&D spending will continue in line with requirements in budget. There'll be no cut back in R&D. There may be some future production in future spend, but not on today's spend. We're both struggling right now to find sufficient engineers to staff the programs adequately. So that isn't going to change.

        I mean, I'm hoping that this deal can even be more attractive to both European engineers and American engineers. Because it brings two great companies together and gives potential future employees a much richer career base to build upon.

Papken Der Torossian: You know, Kathy, I don't want you to forget one very important issue which I mentioned, the manufacturing process technology. That really is a very strong asset of ASML in terms of the processes involved to ramp up fast with a new technology product. That expertise, which is intellectual property, which is - they have. Not just engineering, which we expect to gain in the next six to twelve months to ramp up 193. It's very important to satisfy our customers' needs.

Doug Dunn: Kathy, I think we've given you your prime time. Next question, perhaps.

Operator: And moving on, we'll take a question from David Hoytema with ABN AMRO.

David Hoytema: Yeah, good morning, a very early morning. And congratulations.

Doug Dunn: Good morning, David.

David Hoytema: A few questions. First of all, can you quantify perhaps - well, I'm using the term synergies here, maybe it's not exactly the right terming. But are there some costs to be cut, or are there maybe on the sell side some synergies that you can actually quantify?

        Maybe following along that, something on the larger the shareholders of SVG? Could you perhaps name them? And more specifically, could you mention if they are sort of cooperating or have committed themselves to the deal?

        And then, something on the thermal business? I gather that - that business will sort of keep operating under the ASML name with a little autonomy. Could you, sort of, say something on the longer term plans for that business? Might it be possible that you would be consolidated in the end, or give us some more feel there?

Doug Dunn: I'll answer the last question first, because it's fresh in my mind and it's a very simple answer. The thermal business we have no intention of de-consolidating. You say it will be operated autonomously. It will be a separate division, because it has less synergies than with the other two clearly. But we'll run it as a separate division. It will be chartered, as it is today. Continue with ASML to develop the product. And the latest one, the RTP product, is very, very good - to develop that into a market-leading, world-winning product. And that is our only focus and intention. We see it as being, if you like, an unexpected bonus in this process. We were not sure of the products they have, but this - this RTP looks very, very good.

        So the people there will be challenged with still the same challenge they have today. Take that product, do all the manufacturing and make it a market leader. So we have no intention of de-consolidating. We're committed to making these divisions work. And that's our full, vigorous, full-blooded intent.

        I'm going to let Russ comment on the SVG shareholders in a second. I think you perhaps know them better than me certainly. I'll just go back to the question on synergies. And I may ask Peter to contribute as well. Just quickly from me, I repeat, we have not done this deal because of cost savings today. OK? We've done this deal because it makes sense industrially. It's got a lot of industrial logic behind it. And it allows us to further accelerate the R&D development programs.

        Rather than both of us spend a half a billion dollars on next generation products, you know? Let us spend that one billion, the sum of the two, but employ all the people. Not to repeat the process, but to accelerate the process. That's the objective here.

        If there are some synergistic cost-savings later on, we'll discover that and take appropriate advantage of them. But that isn't the prime intention. I don't think you can expect a lot of synergies to come out of this in the short term.

        What you can expect is that there'll be future costs which we would have incurred, we won't have to incur. And accelerated programs. And by the way, Peter might tell us there's some tax savings here, but he's the expert and I'm not. So Peter, over to you.

Peter Wennick: Well, yeah, I have basically nothing to add to what you just said, Doug. What I would like to stress is that, just like you said, it's not done, this deal, because we could find easy short-term cost-cuttings. That is not the objective of this deal. And of course, in those places where we have two offices, it is probably very wise to move into one. And things like that you will see.

        So I - there's really nothing I can actually add to your statement, Doug. Except perhaps that, when you look at the financials of this deal, we have made it very clear that we wanted to come to a conclusion on this transaction. And the assumption that without these possible cost synergies, we wanted to have for the ASML shareholders a deal that was accretive. And we - and that



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       resulted in assigning the agreement yesterday evening. And we're extremely well pleased that we both had our eyes on that particular goal.

Doug Dunn: In fact, Peter's so please, he' s still slightly drunk from the champagne he had last night. Maybe it shows in his description. Makes him more frank than perhaps he should be.

       I`m going to introduce you to Russ, for a second because you asked about the major SVG shareholders and I think Russ probably has a better handle on that one than I have.

Russell Weinstock: Yeah. We have a very significant shareholder actually, here in New York, Third Avenue Fund, and also share a very good (Clum) investor in both companies, Capital Guardian Trust. And I would hope that and feel very confident that these shareholders, along with both ASML and the rest of the SVG shareholders are going to see the wisdom of both the technical and the manufacturing capabilities that both companies can have and put together two very strong companies that were that way before this merger has started. And has created a tremendous excitement within the SVG management and I believe also, the ASML management.

       So, we're going to see a very uniform and consolidated group of people who are going to continue into the future, looking to make a combined entity, a very strong and good growth oriented company.

David Hoytema: OK. Maybe, on the ((inaudible)) to the point. Has Intel also given it's blessing to the deal?

       Doug Dunn: I think first, my first honest reaction is you, you know, you should talk to Intel on it together, comments on the deal, David. Clearly, Intel are a major customer of SVG, not the only one, but perhaps the biggest one they have certainly and (the) major one. They are - we have taken the trouble to inform key customers of both companies of this deal just now. So, they are aware of it



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       and they - I believe they're supporting of it. And - but, any further on that, you'll must ask them themselves.

David Hoytema: OK. And, if I still have time or if - well, ...

Male:   Well, one last brief one please, David.

David Hoytema: OK. The quick one is one thing that strikes me is that SVG has, sort of, doubled the amount of people in operations and goods flow than ASML, with much less sales. Is there any particular reason there?

Doug Dunn: Yeah. (If you ask Pete), he can answer, but we - let me just have a try. ((inaudible)). First of all, don't forget that we outsource a lot of our production. SVG are vertically integrated. We are outsource dominated. So therefore you'd expect more in their operations than ours. That's neither good nor bad. It's just a fact, you know, and it works well. Their gross margins (close to) 40 percent, so it's not bad.

        Also, you mentioned services. So, that explains the operations issue. (You get) service and so one. Let's be honest. It's one of our key issues, bottleneck, we face at ASML, is recruitment of service people around the world. So, bringing together the sales and service organizations is actually, a positive thing because SVG have some highly trained, specialty service guys out there. So do we. We always both (are a bit) short of those key people. We're recruiting heavily just now and not getting enough. And therefore, I think that's a positive. So, I think - I think that's giving the balanced answer to your question, David. I'll now move on to the next question.

David Hoytema: Thanks.

Male:   Thank you.



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Operator: If your question has already been answered and you'd like to remove yourself from the queue, please press the pound sign. And we do also ask that you please limit yourself to one question for each time called upon in the queue. Our next question will come from Ron Dennis, with Merrill Lynch.

Ron Dennis: Hi Doug. Good morning.

Doug Dunn: Hi Ron. Hi.

Ron Dennis: Hi. Can you just go through your capacity expectations for SVG and ASML for 2001, and what the combined company might produce?

Doug Dunn: Our number hasn't changed, Ron. I think we've been saying four to
        - 400 to 440 systems for 2001. That hasn't changed because of this. And we'd let the SVG answer that question, (how much) themselves. I think I know the answer, but it's better it should come from them because they're the management for the ((inaudible)). Certainly, they're a big part of 2001, so they've got to make their own commitments to you. And that's my (commitment), and there's no change for our number. Do you - do you - Papken, or Russ, do you want to ...

Papken Der Torossian: I think that we have told publicly that we're trying to ramp up our 193 production, which is our newest product. And we do expect to continue that and this merger is going to help us ramp it up very fast. We expect to do over 100 next year total, including 193. That's probably the good answer.

Male:   Yep.

Ron Dennis: OK. And Doug, what was it in particular that you liked about the SVG technology?



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Doug Dunn: Yeah. It's good question because it gets to the heart of the issue, the technology base. You know, we have great optical technology in Carl Zeiss. But also, SVG, have great optical technology of their own. And there's clear strength because the heart of the scanner, you could say the beating heart, is the optical system. And we can never, ever have enough expertise and capability in that area.

        If you look at future programs, we're both spending significant number on 157 and the EUV. At some point in the next few years, if we didn't come together, we would both spend between half and one billion each on those technologies. And that's the price to go into these new markets. That's why it's a high value, threshold value to enter. By combining these excellent groups of people on the east and west coasts of the USA and within Europe, in our case, you have twice as many people roughly, to pour onto the problem. Then you can, therefore, solve those huge engineering and technical issues much more quickly.

        So, that was - that was the primary attraction of this deal to me, quite frankly. Add to that the fact that they have a different technology and therefore, look at things from a different angle (to us). That's always good, you know. To have two technology viewpoints on a subject can often bear the final, best fruit. Add to that, our are manufacturing capability and I think we can - I think, honestly - I don't believe we can help SVG here. They were the two features of this deal which made it look so compelling to all of us, including (SV) and (SL) management.

        And I'm not going to go into details on technology because, you know, we get into the issues of competing systems and different solutions. And that isn't the point. To bring them together, to focus them, to give them a common objective, takes the best of Europe, the best of the USA and you're going to end up with a world beating technology solution, I feel anyway.

Ron Dennis: OK. Thank you.



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Operator: And our next question will come from Gys Groenewegen, from Jeffries.

Gys Groenewegen: Hi Doug. Fantastic deal. Congratulations.

Doug Dunn: Thank you Gys.

Gys Groenewegen: To come back to the R&D: Could you tell us what basically, will be a percentage of sale? I mean, you had something like, 40.6 percent in '99. What is it going to be for the combined group in 2001 and 2002.

Doug Dunn: For (SML), since, you know, just because we have to do the numbers in our - we haven't got any numbers burned in our brains yet, as you can understand. (SL) is going to be under 11 percent R&D for this year - this year. And SVG, (are) now three slightly.

Russell Weinstock:  It's ...

Doug Dunn:  Russ will answer the question.

Russell Weinstock: It's in excess of 12 percent. It's probably closer in the 14 percent range.

Gys Groenewegen: OK.

Doug Dunn: So, the combined spend is going to be 12ish percent, which is, you know, pretty healthy and pretty good. It's about - and it's in the right ballpark for this industry. Ten to 15 percent is the range.



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Gys Groenewegen: OK. I would like to come back to basically, SVG's largest client, Intel. How much is it of total sales, Intel?

Doug Dunn: SVG can answer this question better than I can.

Male: Intel is a customer of SVG who buys really, both our lithography products and our photo resistor track products. It's in excess - it's around 50 percent.

Gys Groenewegen: At 50 percent. You already mentioned that you couldn't disclose anything about Intel. But, we have seen the problems, you know, a couple of days ago with Intel. And I presume that there were a lot of production problems with Intel because they couldn't increase their output. Whatever was understood from ASML is that they have a machine which can increase the output much easier than its competitors, especially if we're going to the 300 millimeter area where, you know, you have developed a new base, which I thought (Nikon) doesn't have. What will be the consequences? Will - you know, is it likely to assume that Intel would switch completely to ASML?

Male:   No. The simple on that is no, they won't switch companies to (SML)?

Doug Dunn: They will in the sense that the company will call (SML), but they won't switch their product. Which is the heart of your question. (I know that). You know, Intel have an excellent policy of manufacturing. They have always (commonly) known as a (company of exact) method. That means that when they have good equipment, the perpetuate that manufacturing design and buy more of the same good equipment.

        So, the good news is that I think Intel have - see a lot of value in the SVG products. They buy them and are very happy with those products. And they will continue to buy those same products. Ultimately, as we converge platforms in a few years time, then Intel and others will be



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

        given the chance to buy a technology platform, which contains the IP of both (SML) and SVG. And that's again, the strength of this deal.

        So you know, we see this as being good for the customers, continues the same product base. They can always buy the (Legacy) products. As long as they want to buy them, we'll make them. And in the future, we can give an even better product by combing the rich strengths of SVG and our own.

Gys Groenewegen: That brings me to the last question. Do you have, you know, (spare capacity to supply) Intel?

Doug Dunn: (Just a quick comment on Intel), by the way. I don't want to comment on the reaction of the market, last week, to their results because Intel are a great company, doing a fantastic job in going through exceptional growth. It's the market that got it wrong, not Intel.

        But I would say this, in Intel's statements, they did say they would maintain their capital spend. So you can see that, basically, this (as being) temporary issue and nothing, at all, life-threatening. And they're off with - still blazing ahead with their products and still making the necessary investments to ensure their good, solid, successful future.

        I missed your last question, again.

Male: I asked you if you had spare capacity. (That if they were to order) from you, that you were able to explain, a bit.

Doug Dunn: No. The quick answer to that is, and I regret saying this, is that we are currently sold out, this year and the first half of next year. Therefore, we have no spare capacity for any new customer, or even any old customer who wants more, within - you know, maybe one or two, here



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        and there. And I think the same is true for SVG, by the way. So we're
        (enjoying), if that's the right word, high output and at maximum capacity, currently. That also gives me the - and I'm sure, Pat, can also, the heartache of customers who cry and bleed and, you know, complain. As is their right. So it will not increment the capacity of both companies. That's locked into the physical bricks-and-mortar and supply base and people we have on board, right now.

Male:   Thank you.

Doug Dunn: That's the last question from you. I think we have to move on to the next questioner. Wendy, next question, please.

Operator: Thank you, sir.

        Our next question will come from Marisa Baldo with SG Securities.

Marisa Baldo: Oh, yes. Good morning. I was ((inaudible)) most of my questions, actually. One question on the customer base. You said that there was little overlap. May I have any additional information regarding the overlap in terms of customer base? And apart from Intel, what new accounts does SVG bring to ASML customer base?

Doug Dunn: OK. When I say, a little overlap, meaning, primarily, the lithography area. There is some overlap, obviously, but little, there. And we've talked about the biggest customer SVG would (add), also. But I
        - I mean, I'm, also, excited about the fact that SVG are benefiting customers that we don't, currently, do business with, some of them in Japan. ((inaudible)) with (Tracks) and with thermal products.

        So I think, to me, this is an extra bonus in the deal. We've commented that we're delighted to see the professional design of the (pro-sale) (track system). We were very impressed the look of their



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        new (RTP) products. And we're hoping that they will sell, well. And on the customer base issue, they do have some products, sold in Japan. And you know that Japan has been a difficult market for us to penetrate. This will, I think, help us, somewhat, to penetrate the Japanese market.

Marisa Baldo: OK. Thank you very much and congratulations for the merger. And, of course, for being up so early in the morning.

Doug Dunn: For you, it is my pleasure.

Operator: And our next question will come from Ian Davey with Goldman Sachs.

Male:   Good morning, Ian.

Operator: Mr. Davey, your line is open. Please go ahead, sir.

Ian Davey: Just a couple of specifics about the deal, if I may.

Male:   You, may.

Ian Davey: First of all, in the press release, it states that you will receive the ASML local shares. Will, as a New York shareholder of SVG, I receive the choice between either the local share or the New York? And secondly, could you comment upon which government approvals are absolutely necessary, in terms of antitrust approvals? Thank you.

Male: I think the press release says, ordinary shares. I don't - maybe you saw a different version or ...

Ian Davey: Right. Well, ordinary shares, do you mean the Dutch, listed or the New York registered?



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Male:   There's no difference.

Ian Davey: OK.

Male:   It's the - so those will be shares, also, registered, here. And ...

Ian Davey:  OK.

Male:   ... (I mean here), because I'm now in the U.S.

Ian Davey: OK. Perfect And if you could comment, perhaps, on the - any antitrust issues that you see, forthcoming?

Male: Well, you know, any deals of a certain size in the U.S., go, automatically go through scrutiny, quite appropriately, for antitrust. So we'll go through that process. And we will be very full and open and out with our comments to the FTC, on that. We have nothing to hide or fear, here. We, therefore, expect they will be diligent, as is their job, but they will give us a blessing. That is our considered opinion.

        You know, if you look at what we're achieving, here. It's a positive for the USA, also. Because we take a great company, SVG, with good infrastructure, in the USA, but not one of the top-three, in the world. Therefore, with limited market access, currently. And we take that technology and we develop it further, here. We - you know, we invest in the technology base, here, in the production base, here. And, therefore, we build the infrastructure in the USA, of that strategic technology. It is strategic and I recognize that and we enhance that, here. So I think, from the anti - from the antitrust point of view, they'll ask all the right questions and we can, I think, give them all the right answers.



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Ian Davey: Perfect. Thank you very much, gentlemen. Enjoy your morning.

Male:   Thank you.

Operator: And now, we'll take a question from Nicholas Gaudois with Morgan
        Stanley.

Nicholas Gaudois: Hi. Good morning and congratulations, again. Just a quick question. In terms of product road map, or (likely product road map). Is there any synergies to be expected? In (porting), for instance, your (SML 20 ,millimeter) technology on to the (Micro Scan) ((inaudible)) technology, or vice versa ((inaudible)) I understand. But ((inaudible)) from SVG connect to the support ((inaudible)). Do you see any benefit in combining the two technologies, there?

Doug Dunn: I think we've said, now - let me clear it up. We've said that (193 technology). In other words, is satisfied by products from both companies with committed customers and orders. And therefore, we will develop and progress, those two product lines in parallel. We have no choice. They're both good products.

        The convergence will come with next-generation technology, probably based on our, that's the ASML 300 millimeter twin scan platform. Which is slightly more developed than the SVG version and therefore, we can take advantage of that fact and utilize it for the future. So convergence will come, yes. But not at 193. It'll be beyond 193. 157 (and EUV) the two holy grails that we both seek, here. We'll, now, have the chance of achieving those objectives, much earlier.

Nicholas Gaudois: Right. So 157 ((inaudible)) is really where it should happen, yes?

Doug Dunn: Yes.

Nicholas Gaudois: Great. Thank you.



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Operator: And now, we'll take a question from Ben Lynch with Deutsche Banc.

Ben Lynch: Yes. Hi. I just wanted to clarify that last question. Just - it's a half a question. And then, my real question which pertains to Intel. Yes. You said, the bulk of the technology rationale is (157 nanometer
        EUV). But could you say what current technology blocks, which are, perhaps, being used in 193 (nanometer), which are not, necessarily, relevant for 157, which are already being used, but are not 157 (nanometer) specific, will you also use, later on, from SVG, like the ((inaudible)) optical lenses, that sort of stuff.

Doug Dunn: Yes. Those - I mean, you kind of preempting the next 12 months' work, or a few months work, certainly. Those - you know, as it happens, we do have two, complimentary optical solutions, here. And neither was - will profess to know which is going to be the best solution. Maybe it's two solutions, (different application), by the way. And that is not a decision we want to take, yet.

        We want to enjoy the fact, now, that both companies, come together, can pursue both technologies, both refractive and ((inaudible)), as long as necessary, forever, if necessary, for the future. So we're not - it is possible, clearly, to take their lens system and our hardware. But that is not a forecast and that is not a prophecy. That's, merely, a matter of fact

        And I think we'll decide, over the next months, quarters, 12 months, just where the better optical solution is, for the future. We think we now have the right platform. And it will be our twin scan platform. And we have to, now, conclude the development work on the optical solutions and determine which one is best. Or, are they both, complimentary, and exist side-by-side in future applications? We don't know that, yet, and we won't know, for some months, yet, I'm afraid.



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Ben Lynch: Great. OK. That's that one. Then, just back to Intel. I mean, I appreciate, on Intel, you have said that, well, they have their own view on whether this is good, or bad, but I'm quite certain, Doug, given your experience, that you will have done a lot of due diligence from a company that's represented over 50 percent of SVG sales.

        Based on that, what is your understanding of what this means to Intel? You know, is Intel likely to be neutral on this? Is Intel likely to, perhaps, accelerate its work with SVG-ASML combination? Are they going to be, I guess, bringing you even closer into their EUV program, et cetera? Obviously, you're not speaking for Intel. You're speaking for the conclusions you've drawn from your own due diligence work.

Doug Dunn: Well, OK. I confess to doing nothing adequate due diligence with Intel on this one, your right. I wouldn't do this without taking into account, the views and feelings of SVG's largest customer. We've, also, (to include) the customers, by the way. But staying with that one. And again, I won't put words in the mouth of Intel. They're better equipped to do that than I can. But, in general terms, they are supportive, not neutral, but supportive, positive about this move.

        They really have appreciated the close relationship with SVG. It has given them, you know, let's face it, great business. And therefore, that deep involvement of the two companies will continue, regardless of the title of the company and that will be ASML (or) - but we'll certainly want to maintain that relationship between engineers of SVG and Intel, maintain that part of the relationship.

        But also, expand upon it. Yes. We have - we believe we can add - also, ASML can add value to that relationship and that's our intention, also. So please call Intel if you have - want to get some direct quotes. But I believe, from my discussions with them, they're very supportive of this. We have absolutely committed, anyway, to supporting Intel in their product requirements and technology developments, both on the behalf of SVG and, of course, on the behalf ASML.



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        Because we do have the - we are part of the (EUV), with them. So I say no more about Intel. Give them a call, yourself, if you want more clarification. Very supportive. We're going to commit - we have committed to supporting them. Therefore, things, I think, can only get better for all parties concerned.

Ben Lynch: Thank you. Thank you very much.

Operator: OK. Now, we'll take a question from Bert Siebrand with S&S Securities.

Bert Siebrand: Yes. Good morning. Congratulations, as well, with this deal.
        And most of my questions have been answered. Perhaps, two more. On the government approvals, not talking about antitrust regulations. More looking at the strategic importance of the technology, perhaps from a defense industry's defense - Ministry of Defense perspective. What feelings do you have that you are allowed to get access to SVG's technology, from that perspective?

        And then, second question on your future strategy. Are you going to make more acquisitions, going to expand, more, outside the (lithography) area?

Doug Dunns: OK. I guess I'm going to repeat myself, now, a little bit because
        I've given all I can on the antitrust situation. And by the way, the strategic nature of our products and its importance to the economy of the USA, is all - is the reason why the (anti-trust) people want to look at it. So it's all bound together.

        I think, to answer your question - I've given the answer, I think. I believe that - what are we doing, here? We're enhancing the technology, base and the production base in the USA. I say that because we're going to put more money into it, and not less. OK? So whatever plans SVG have, right now, for their future technology development programs in the USA, we will, at least, equal those.



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        In fact, we will exceed them. So the USA need have no concern that the technology base, here, will be eroded. The infrastructure, supporting SVG, and in the future, supporting ASML, will be improved because of the extra commitments we will make to the new product developments, here. I think, therefore, from both a strategic point of view, strategic technology point of view and from a straight, commerce point of view, it has many positives. And I believe, on balance, the antitrust people will look at all these issues you've raised on your question, there, and conclude, with us, that this is a beneficial move forward.

        Second question was?

Bert Siebrand: Second question on your future strategy, outside
        (lithography).

Doug Dunn: Oh, yes. Well, you know, this is kind of a question, sometimes, you ask, in many cases, I'm a man. Have I stopped beating my wife, yet? Whatever I say, I'm going to be damned by it. But, you know, this bringing together, is all the excitement I need in the medium - short-medium term. If, after this, we enjoy the process and it goes as well as we think it will, then, yes, we can look at other issues of joint ventures, of mergers or acquisitions or whatever, partnerships, whatever you want to call it. We have nothing in mind, today. I can say that quite honestly and sincerely.

        You know, this is, for us, a pretty big deal. We have to focus on it and make it work. And we're going to pretty occupied for the next few hours, if not months and quarters and years, in just making this thing work. Because there is so much for us both to achieve, together. And therefore, I have nothing else to add to the issue of strategy, other than, we are looking at it, all the time. And the fact that we've done one acquisition, clearly - this is our second, actually. The first one was a very small one. Clearly indicates that we're in a mood to supplement our skills when we see the right opportunity.



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Bert Siebrand: OK. Thank you.

Doug Dunn: For the rest, you'll have to wait. Next question?

Operator: Thank you.

        The next question is from Charles Elliott with Goldman Sachs.

Charles Elliott: Good morning and congratulations. My main question is on the R&D ratio. We were modeling that you would double your sales by '02, given a fair wind for that year. But the R&D ratio for ASM Lithography would stay up, 11 percent. Because there was so much spend to be done on the (Twin Scan) and then, on EUV. Can we get some more leverage around the R&D ratio for combined groups, so that your combined-on deal will go up a lot, in absolute terms, by '02, from the current level, will allow some leverage for the margins to improve.

Doug Dunn: Yes. Let me let Peter make a few comments, here, just to give you a bit of a break from my voice. Over to Peter on this one.

Peter Wennick: Yes. We said that, indeed, Charles, that we would stick around the 11 percent area. You have to remember that we also said that next-generation lithography includes 1.7, the (Elith) joint venture that is focused on the (E beam) - on the (E beam) solution. And the EUV would, increasingly, be a bigger part of the R&D spending for the years to come.

        I think, in the year, 2002, when you talk to me about the EUV, you will probably see the first significant spendings on EUV, starting. I think that that if you would talk about the synergies, going forward, that might be the first year that you would see that coming up. Whether that will be significant, that really depends on how successful we will be of combining the two technology bases, as Doug talked about, earlier. But that would probably be the first year that we see



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        something back. Yes. On how much that is, is still to be determined. And it will include, also, this, you know, spending on the (157) program.

Charles Elliott: Thank you. And can I - sorry. Can I cheat and ask one more, quick question? You say that the deal will be immediately earnings accretive to ASML. Judging by everything that you've said, we really should take the earnings estimates we've got for SVGI, the earnings estimates for ASML, add them together and not allow any synergies for '00 and, probably, very few for '01 ...

Male:   Yes.

Charles Elliott: ... just because you're so busy.

Male:   Yes.

Charles Elliott: Got it. Thank you.

Operator: And next, we'll move on to Ervin Shindell with Citadel Investments.

Ervin Shindell: Hi. Congratulations on the transaction. I was wondering, can you take us through the steps - you said you hoped the deal will close in about six months. What is the process? Do you need your own shareholders approval, other than the SVG stockholder approval? And also, are you going to need EU approval for the transaction?

Peter Wennick: We, at ASML, don't need shareholder approval because of the amount of shares involved, here. SVG do. And that approval will be sough as of starting today and I don't know the time scales, here. I've forgotten, actually, the time scales involved, but there is a formal time scale involved. And in parallel with that, the FTC will look at it, from an antitrust point of view, as we've mentioned, earlier. And yes, Europe, also, will - EU will, also, look at it from an antitrust



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        point of view and begins, today, also. But the time scales - I think, realistically, not less than four and, perhaps, four-to-six is the realistic timeframe. Anything longer than that, it, you know, becomes a bit arduous, but four-to-six months, I think, is the process and that's driven by the U.S. antitrust requirements for due diligence and answering their questions.

Ervin Shindell: Thank you.

Operator: And the next question comes from Svein Hogset with Goldman Sachs.

Svein Hogset: I had all my questions answered. Thank you.

Male:   You can still congratulate us, at least, though.

Svein Hogset: Absolutely. Great year. Thank you.

Operator: And our next question will come from Joe Bloggs with Lehmans.

Joe Bloggs:  Hi.  Good morning.  Congratulations on the deal, first of all.

Male:   Thank you.

Joe Bloggs: My question, again, is a regulatory one. You said you meet FDC and EU's approval. Any ideas on when you're going to be filing with EU?

Peter Wennick: I think, both, this week, actually. I'm no expert, here, and we've got some highly-paid people who are experts. This week, I guess, for both of them.

Joe Bloggs: This week. That's brilliant. Thanks a lot.



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Peter Wennick: Thank you.

Joe Bloggs:  Sure.

Operator: And the next question is from Stefan Dittmar with Dresdner, Kleinwort and Benson.

Stefan Dittmar: Yes. Good morning.

Male:   Good morning, Stephan

Stefan Dittmar: You mentioned, earlier, that SVG has ((inaudible)). Do you this change, in the future?

Male: I think we'll both change because of this, you know? I'd be crazy to say that we'll stay exactly the same. We'll change and benefit from what we learn from them and, vice versa. In the - if you think about your question, for a second, here, Stephan, if we move to the (Twin Scan) platform, ultimately, as that is the current intention, then that's being designed with a modular concept, in mind. And therefore, SVG will ((inaudible)) of course. We'll be using that, also.

        But the existing platforms of SVG will stay the same. If there's some benefits from our modular thinking (and it turns out) we can help the SVG manufacturing process, right now, then, clearly, we'll do that. But that will all be designed to do one thing, create more output. So there's no implication, here, that the vertical integration, if we move slightly away from that, will have an impact on the obvious security. Just the opposite.

        I mean, we're going to be investing in the vertical integrated part of SVG to ensure that they can, at least, come closer to the customer requirements in volume. But ultimately, I take your point, kind of sensible, here, that there will be - clearly, be changes to both companies. And I think



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        that's one benefit that we can bring to SVG, over time. But it will not result in major cost reductions in synergy savings on today's cost pace. Because that will grow anyway, just to keep pace with the volume demands.

Stefan Dittmar: I didn't understand the Intel number was 1-5 or 5-0 percent?

Male:   Five-zero.

Stefan Dittmar: Oh, OK.

Male:   That was the Intel number. Right? You said?

Stefan Dittmar:  Right.  Yes.  Thanks a lot.

Operator: And our next question will come from Marcus Reiche with Lehman
        Brothers.

Marcus Reiche: Yes. Good morning, everyone. And congratulations on the transactions - the transaction. Two questions from my side. First one is regarding your competitors, your Japanese competitors. Any idea what reaction you expect from them, in order to protect their franchise?

        And the second question is, could you, perhaps, comment a bit on the acquisition, or the merger ratio? What was the rationale for the price you determined? Do you think it's an attractive price, or do you think you paid full price? Would be grateful for a comment.

Doug Dunn: On the latter one. Because we're not going to tell you the interesting hours, days (of) discussion we've had on this. Let's just say there - all four of us are smiling, here. I think we all agree that, you know, that justice was done, paid a full and fair price. But don't forget, the - and then, yes, there was negotiated price. Always is. But the real - I mean, we had to go through that



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        process because that's our duty to shareholders and that was not that painful, actually. Well intended, because we all recognize the advantage the industry to the U.S. technology base and to our customers. And that was what drove this one.

        And maybe Peter wants to comment on this one, or not, I don't know. Or Russ, for that matter, since it takes two to make a good marriage. So Russ and Papken, could also comment.

Peter Wennick: I think you could say that we're paying, we think, a full and fair price. And we also think -- and Doug, in the many answers that he gave, it is clear that he feels that this is an outstanding opportunity to continue to create a lot of value for the shareholders. And we also said that this deal is accretive without planning any cost synergies. So I think from that point of view, we achieved what we wanted when we started this. And we're very happy. And you could look at this deal in terms of, what is cheaper, what is not cheap. But I think that is not the way we actually looked at this, because we feel that it is a very sound basis to, you know, start creating extra shareholders' value, in the future.

Marcus Reiche: Thanks.

Doug Dunn: Maybe Russ wants to make a comment?

Russell Weinstock: Yes. I think Doug and Peter said it very well. It has been an interesting few weeks, I guess, and last night. But I think both sides are pretty pleased with where we started. And I think that's what this is, is a start. I think the value and the enhancement is all ahead of us. And I think that's where we're all excited about. And what the opportunities, for the new, combined company can bring to its shareholders, its employees and its customers.

Marcus Reiche: OK. Thank you.



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Doug Dunn:  Next question, Wendy.

Operator: OK. We'll take a follow-up question, now, from David Hoytema with ABN
        AMRO.

David Hoytema: Yes. Sorry to bother you, again.

Doug Dunn: I expect it of you, David.

David Hoytema: But I, still, will congratulate you, again, with the brilliant deal. The thing I want to ask is, something on the technology side. From your previous presentations, I understand that you sort of have, you know, road maps, your product road map. You have 157 scheduled for 2007. It seems that you're more, and more focusing on this 157 issue.

        Also, with your - with the construction that you announced, joining, in July. I have, basically, two questions. First of all, do you think the 157 will reach to 15 nanometers line width? And I'm specifically asking that of - because of two things.

        First of all, it would seem that (Scalpel) is more and more a second option, if you compare to (EUV). And the other thing is, from a technological point of view, that if you do 157 - or, if you do 50 nanometers with 157, it'll be basically the first time that you go to a third of your line - of your wave length with your - to your line width. Could you comment on those issues, a bit?

Male: ((inaudible)) expert on 157 technology. But the time scale, you gave, 2007, I don't quite know where you got that from, actually. Certainly - certainly - I mean, 157 is a technology. The first shipments will be for other machines, within a couple of years.

David Hoytema: This -- probably I mean, commercial. This is from your half-year presentation.



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Male:   To the volume -- we'll be in a volume ...

David Hoytema:  Yes.

Male: The manufacturing volume, integrated circuits, by the 2007. It begins much earlier than that.

David Hoytema:  Of course.  I see.

Male: And let's be honest. If the benefits of this deal are as great as we know them to be, then that will accelerate the 157 program. And so that 2007 date could become quite pedestrian, David. But I'm not going to make any (commitments there) until we've actually sat down and reviewed both programs, fully. So now, you mentioned the ability of 157 to result down towards 50 nanometers. Yes. I mean, currently, we're operating at half the wavelength of the light source. And with enhanced techniques in processing and masks and better tools, as our platform and the combined optics of Zeiss and SVG will, hopefully, give us, we can get down towards a third of that. And that is the objective. So it is quite conceivable, with all the tricks that are becoming apparent, now, that 157 could take us down the 50 nanometer point. Yes.

David Hoytema: Would that - I mean, would that render (Scalpel), sort of the (second) option, if you compared it to EUV?

Male: You know, I'm not in a position, here, to know which is the first and second option. And there has been some comment that - and we've made it. I, also, made it, that you look at a (scattering electron) system and you look at a (like, an optic) system. Although the 157 is pretty short-wave optics, then they could serve complimentary markets has been viewed that, perhaps the lower masked cost of the (EVU) technology could satisfy some of the foundry guys, and (ASCI) guys.



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        All that has to be proven, yet. We are-- we, at ASML will continue our investments in one - in (electron beam) until the point to which it either becomes viable, and we exploit it. Or it becomes less viable, and that we discontinue it. So that point is not reached, yet. We don't know that, yet. We're, therefore, in the good position, at least in the short-term, medium-term of being able to (back) both horses and the acquisition buyers of SVG does not destroy one of those horses. It's, perhaps, a bit more impetus to EUV, but equally well, (Scalpel) program ((inaudible)) materials continues.

David Hoytema: OK. And (as applied to) Lucent, sort of, have you informed them, previously, or ...

Doug Dunn: They're all aware, now. If nothing else, they've read the press, this morning. But they were aware of, prior to this conference, starting (in practice).

David Hoytema:  OK.  Thanks s lot.

Male:   Papken actually wants to make a comment, here, also.

Papken Der Torossian: I want to make a comment. You know, being an engineer, being in the technology business for all of my life, one of the things I like to say, here, is that the tail does not wag the dog. We are the experts in technology. But in the final analysis, our customers are going to make the final decision. And I really think that's very important. You really should ask our - the leading customers, like the Intels, IBM, (Samsung), Lucent, those are the guys who are going to make the decision.

David Hoytema: OK.

Male: Thank you for referring to me as the tail, Papken, I appreciate that. Next question, please.



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Operator: And we also have a follow-up question from Ben Lynch with Deutsche
        Banc.

Ben Lynch: Hello, again. Two questions, I think, for Papken, this time.
        Let's just stay in the same theme as the last question. Papken, could you give me a feel - and Doug (might not agree) entirely with this. In what areas and to what extent, timing wise is SVG ahead of ASML, currently, with regard to 157 nanometer and EUV? And I have a follow up.

Doug Dunn: I'll leave the room, for a moment, now, and then...

Ben Lynch:  Yes, exactly.

Papken Der Torossian: Well, before - last week, I would have said that we are ahead, six to 12 months. Today, (I would say that together), we're going to be - together, equal.

Ben Lynch: So it's really six to 12 months. It's average of those two. OK.

Papken Der Torossian: (I think) bottom line is, we're working, diligently working to satisfy our customers' needs. And the most important thing, I think, is to focus on what we can do, together, for our customers. That's really the focus (that I want).

Ben Lynch: OK. I mean it's very - you know, very easy and maybe you're saying because we're just a bunch of financial analysts. It's very easy to say, you know, SVG has got a lot (of possibility with the 157 nanometer EVU). There must be some specific aspect where you feel there's going to greatest (complementarity) between - you know, because you've both made (particular investments,) and particular progress, so far.

Doug Dunn: Yes. Let Papken comment and I'll make a statement, also.



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Papken Der Torossian: I really want to - at the risk of repeating you, Doug did start this conversation, this morning. And we - he and I fully agree on this issue. He said it so eloquently, that we really are excellent- SVG has shown in the last 10 years. We're excellent in introducing the leading edge product. (I called a - I called, we're going there) and build a missionaries and we build a lot of nice places and then - and SV
        - and ASML has been very good at coming in and building shopping centers and hotels, you know? So I really think the strength that we produce ((inaudible)) and ramping them in full production (of good, productive) machines. This complimentary and very excited going to continue and give us synergy.

Doug Dunn: And just - you know, we repeat ourselves, but just one comment on
        157. Because that's where the benefits really start to show. You know, I think we would all agree. We may not agree (the precise design) details. But we all agree that the ((inaudible)) (optic) approach is the right approach for 157. And therefore, you can see that we have - well, we have skills in that area. SVG have great skills in that area. So there's a lot of commonalties of interest, there, to pursue that - to bring together, those skill sets and really make it work.

Ben Lynch:  Right.  OK.

Male:   Does that answer your question, Ben?

Ben Lynch: Yes. That's (brilliant). And then, just the second question, again. (Perhaps) - because I'm not so familiar with your company, unfortunately. In the (Thermco) division, you've got various activities. Could you, maybe, just very quickly, run us through your market position in each of those activities, and who your main competitors are, (actually)?

Papken Der Torossian: I'm very glad that you asked that question. The (Thermco) division is headed by a very, very capable executive, (Jeff Kowalsky). Who is, in my opinion, and I'm biased, probably the best (Thermco) technologies - executive in the world. He has been the - had a lot of



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        experience when customers. He has been leading this for the last ten years). And the (Thermco) Division is growing very rapidly.

        We have very broad customer base on the telco division. We have over 30 customers, worldwide, (Inferion), Motorola, IBM, ((inaudible)). What I'm saying is that so we have the partnership with MIT, Massachusetts Institute of Technology, in Boston, where we have developed some of this ((inaudible)) cost of ownership, which is one quarter to one-eighth of the competitors.

        So we are really, have a broad customer base, very strong technology, very good customer relationships. And the acquisition, we made, ((inaudible)) also, is the lowest cost of ownership in (atmospheric
        CVD). So I really think that this acquisition, not only will (we grow) a broad range of customer base of telco, we'll get the ASML customer base. And we'll be very excited in introducing both products to those customers.

Ben Lynch: Yes, but like who -- you know, in (RAPP), in - ((inaudible)).

Papken Del Torossian: We have -- the ((inaudible)) products already has, I think, six or eight customers, already signed up for the introduction. And we're in the process of shipping that product for evaluation, in the next six months.

Operator: Gentlemen, there are no further questions. At this time, I'll turn the conference back over to you for any additional or closing remarks.

Doug Dunn: No. Just want to thank everyone for taking the time to be here and ask (these searching) questions. Although, it's now, kind of, 5:30, here, in the morning, here, we'd still excited by this. So we leave this conference feeling very positive, very buoyant, very excited, looking forward to developing our business, successfully, for the shareholders.



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        Hold on.

Male: I want to make one comment, also, because, we talked to you -- on this conference call, we talked about technology, about customers, about shareholders. Let's not forget, perhaps, the most important set of people that are here. And that is our employees and, today, Papken and I begin the process of talking to the SVG employees to ensure that they see the face of the (new) management, to understand our intentions and are committed to being here.

        So far, the ones we've talked to, and that's been a limited set, so far, because of the confidentiality of this thing, have been very positive. So it's our task, now, to ensure that we - our enthusiasm communicates rapidly, (to all) employees.

        So thank you for your time and I'm sure we'll talk, again.

Operator: That concludes today's conference. Thank you, everyone, for your participation, today.

                                       END



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